EXHIBIT 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SOLID BIOSCIENCES INC.,

GREENLAND MERGER SUB LLC,

AAVANTIBIO, INC.,

and,

SOLELY IN HIS CAPACITY AS COMPANY EQUITYHOLDER REPRESENTATIVE,

DOUG SWIRSKY

Dated as of September 29, 2022

TABLE OF CONTENTS

ARTICLE I THE MERGER		2

1.1	Merger; Effective Time of the Merger	2
1.2	Closing; Actions at the Closing	3
1.3	Effects of the Merger	4
1.4	Directors and Officers	4
1.5	Additional Action	4

ARTICLE II CONVERSION OF SECURITIES		4

2.1	Conversion of Capital Stock	4
2.2	Payment Fund	6
2.3	Dissenting Shares	8
2.4	Company Equityholder Representative	8
2.5	Treatment of Company Equity Awards	11
2.6	Closing Adjustment	12
2.7	Allocation Schedule	13
2.8	Withholding Rights	13
2.9	Share Issuance	13

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		14

3.1	Organization, Standing and Corporate Power	14
3.2	Capitalization	15
3.3	Subsidiaries	16
3.4	Authority; No Conflict; Required Filings and Consents	17
3.5	Financial Statements	18
3.6	Absence of Certain Changes	19
3.7	Books and Records	20
3.8	Tax Matters	20
3.9	Assets	22
3.10	Owned and Leased Real Property	23
3.11	Intellectual Property	24
3.12	Contracts	28
3.13	Litigation	30
3.14	Environmental Matters	30
3.15	Labor and Employment	31
3.16	Employee Benefit Plans	34
3.17	Compliance with Laws	37
3.18	Unlawful Payments	37
3.19	Permits and Regulatory Matters	38
3.20	Insurance	39
3.21	Certain Business Relationships With Affiliates	39
3.22	Investor Questionnaires	39
3.23	Brokers; Schedule of Fees and Expenses	39
3.24	Powers of Attorney	39
3.25	No Other Representations and Warranties	39

i

3.26	Reliance	40

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND THE TRANSITORY SUBSIDIARY		40

4.1	Organization, Standing and Power	40
4.2	Authority; No Conflict; Required Filings and Consents	40
4.3	Operations of Transitory Subsidiary	41
4.4	Capitalization	41
4.5	Parent Stock	42
4.6	SEC Filings; Financial Statements	42
4.7	Absence of Certain Changes	43
4.8	Intellectual Property	43
4.9	Contracts	46
4.10	Compliance with Laws	47
4.11	Unlawful Payments	48
4.12	Permits and Regulatory Matters	48
4.13	Financial Advisor	49
4.14	Litigation	49
4.15	Certain Business Relationships With Affiliates	49
4.16	Taxes	50
4.17	NASDAQ Compliance	50
4.18	No Other Representations and Warranties	50
4.19	Reliance	50

ARTICLE V PRE-CLOSING COVENANTS		51

5.1	Operation of the Company’s Business	51
5.2	Operation of Parent’s Business	53
5.3	Parent No Solicitation	55
5.4	Company Non-Solicitation	56
5.5	Notification of Certain Matters	58
5.6	Proxy Statement	58
5.7	Parent Stockholders’ Meeting	60
5.8	Stockholder Approval	62
5.9	Access to Information	63
5.10	Closing Efforts; Legal Conditions to the Merger; Third-Party Consents	63
5.11	Public Disclosure	64
5.12	Tax Classification of Transitory Subsidiary	64

ARTICLE VI CONDITIONS TO CONSUMMATION OF THE MERGER		65

6.1	Conditions to Obligations of Parent and the Transitory Subsidiary	65
6.2	Conditions to Obligations of the Company	66

ARTICLE VII INDEMNIFICATION		67

7.1	Indemnification by the Company Equityholders	67
7.2	Indemnification by the Parent	68
7.3	Indemnification Claims	69
7.4	Survival	71

7.5	Limitations	71

ARTICLE VIII ADDITIONAL AGREEMENTS		74

8.1	Proprietary Information	74
8.2	No Claims	74
8.3	Indemnification	75
8.4	Tax Matters	76
8.5	Private Placement	77
8.6	280G Covenant	77
8.7	Post-Closing Directors and Officers of Parent	78
8.8	Registration Rights	78
8.9	Transaction Litigation	78
8.10	Payment of 2022 Incentive Compensation	79

ARTICLE IX TERMINATION AND AMENDMENT		79

9.1	Termination	79
9.2	Effect of Termination	80
9.3	Fees and Expenses	80
9.4	Amendment	82
9.5	Extension; Waiver	82

ARTICLE X DEFINITIONS		82

ARTICLE XI MISCELLANEOUS		100

11.1	Notices	100
11.2	Entire Agreement	101
11.3	Third-Party Beneficiaries	101
11.4	Assignment	102
11.5	Severability	102
11.6	Counterparts and Signature	102
11.7	Interpretation	102
11.8	Governing Law	103
11.9	Remedies	103
11.10	Confidentiality	104
11.11	Submission to Jurisdiction	104
11.12	Amendment	104

Exhibits:
Exhibit A	Form of Executive Employment Agreement
Exhibit B	Form of Parent Support Agreement
Exhibit C	Form of Securities Purchase Agreement
Exhibit D	Form of Certificate of Merger
Exhibit E	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit F	Form of Letter of Transmittal
Exhibit G	Form of Support and Joinder Agreement
Exhibit H	Form of Written Consent
Exhibit I	Form of University of Florida Amendments
Exhibit J	Form of Registration Rights Agreement / Joinder

Schedules:

Schedule 1A	Specified Company Stockholders
Schedule 1B	Specified Executives
Schedule 1C	Specified Holders of Company Equity Awards
Schedule 2	Specified Parent Stockholders
Schedule 8.7	Post-Closing Directors and Officers of Parent
Schedule AS	Allocation Schedule
Schedule B	Illustrative Calculation of Base Shares
Schedule K-1	Company Knowledge Parties
Schedule K-2	Parent Knowledge Parties

Parent Disclosure Schedule

Company Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of September 29, 2022, by and among: Solid Biosciences Inc., a Delaware corporation (the “Parent”); Greenland Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Parent treated as a disregarded entity for U.S. federal income Tax purposes (the “Transitory Subsidiary”); AavantiBio, Inc., a Delaware corporation (the “Company”); and solely in such Person’s capacity as the Company Equityholder Representative, Doug Swirsky (the “Company Equityholder Representative”).

RECITALS

WHEREAS, the Boards of Directors of the Parent and the Company deem it advisable and in the best interests of each corporation and their respective stockholders that the Parent acquire the Company, in accordance with and on the terms contemplated by this Agreement, in order to advance the long-term business interests of the Parent and the Company;

WHEREAS, the Parent, the Transitory Subsidiary and the Company intend to effect a reorganization in which Transitory Subsidiary will merge with and into the Company, Transitory Subsidiary will cease to exist, and the Company will survive as a direct, wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the Parent Board has unanimously (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of Parent and other actions contemplated by this Agreement, and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters and the Other Parent Stockholder Matters;

WHEREAS, the sole member of Transitory Subsidiary has (a) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Transitory Subsidiary and its sole stockholder, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that its sole member votes to adopt this Agreement and thereby approve the Contemplated Transactions;

WHEREAS, the Company Board has unanimously (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters;

WHEREAS, the parties intend that the Merger qualify as a taxable exchange of the stock of the Company for newly issued stock of the Parent and cash consideration for U.S. federal income tax purposes under Section 1001 of the Code;

WHEREAS, certain investors have entered into a securities purchase agreement, representing an aggregate commitment of at least $75.0 million, in substantially the form attached hereto as Exhibit C (collectively, the “Securities Purchase Agreement”), pursuant to which such Persons have agreed, subject to the terms and conditions set forth therein, to subscribe and purchase shares of Parent as of immediately following the Effective Time (the “PIPE Financing”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Parent to enter into this Agreement, (a) the Company is entering or has entered into the University of Florida Amendments, (b) each of the Company Stockholders listed on Schedule 1A have entered into Support and Joinder Agreements, and (c) the executives listed on Schedule 1B are entering into executive employment agreements attached hereto as Exhibit A (the “Executive Employment Agreements”), which shall become effective at the Effective Time;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of the Parent listed on Schedule 2 have entered into Support Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit C (the “Parent Support Agreement”), pursuant to which such stockholders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of the Parent in favor of the Parent Stockholder Matters at the Parent Stockholders’ Meeting to be convened following the Closing; and

WHEREAS, it is expected that within one (1) Business Day after the execution and delivery of this Agreement (a) the Company Stockholders listed on Schedule 1A, representing the Company Stockholder Approval, will execute and deliver an action by written consent, substantially in the form of the Written Consent attached hereto as Exhibit H.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent, the Transitory Subsidiary, the Company, and (solely in such Person’s capacity as the Company Equityholder Representative), the Company Equityholder Representative agree as follows:

ARTICLE I

THE MERGER

1.1 Merger; Effective Time of the Merger.

(a) Merger.

(i) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, the Parent and Transitory Subsidiary (Transitory Subsidiary and the Company sometimes being referred to herein as the “Merger Constituent Corporations”) shall cause the Merger to be consummated. The Merger shall be consummated at the Effective Time in accordance with this Agreement upon the filing and effectiveness of a certificate of merger relating to the Merger in substantially the form of Exhibit D (the “Certificate of Merger”).

(ii) Upon the Effective Time, the separate corporate existence of Transitory Subsidiary shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL as a wholly owned subsidiary of the Parent.

(b) Effective Time of the Merger.

Subject to the provisions of this Agreement, the Parent and Transitory Subsidiary shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

1.2 Closing; Actions at the Closing.

(a) The Closing shall take place at 10:00 a.m., Eastern time, on the Closing Date remotely by electronic exchange of documents and/or at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 7 World Trade Center, 250 Greenwich Street, New York, New York 10007, unless another date, place or time is agreed to in writing by the Parent and the Company.

(b) At the Closing:

(i) the Company shall deliver to Parent and the Transitory Subsidiary the various certificates, instruments and documents referred to in Section 6.1;

(ii) Parent and the Transitory Subsidiary shall deliver to the Company the various certificates, instruments and documents referred to in Section 6.2;

(iii) the Parties shall file with the Secretary of State of the State of Delaware the Certificate of Merger; and;

(iv) Parent, the Company and Transitory Subsidiary shall take, or cause to be taken, the actions set forth in Section 1.1(a) and Section 1.1(b);

(v) Parent shall make the payments contemplated by Section 2.1(d)(ii); and

(vi) the Company shall deliver a properly executed certification that shares of the Company’s capital stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS in accordance with the provisions of Treasury Regulations section 1.897-2(h)(2).

1.3 Effects of the Merger.

(a) At and after the Effective Time, (i) Transitory Subsidiary shall merge with and into the Company, the separate existence of Transitory Subsidiary shall cease, and the Company shall survive the Merger as the Surviving Corporation, (ii) the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and (iii) the Company Certificate of Incorporation shall be amended and restated in its entirety to read as set forth on Exhibit E. Without limiting the foregoing, the Surviving Corporation shall thereupon and thereafter possess all of the rights, property, privileges, powers and franchises, of a public as well as a private nature, of the Merger Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Merger Constituent Corporations.

1.4 Directors and Officers.

(a) The Parties shall take all actions necessary such that the managers of Transitory Subsidiary immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation and until their respective successors are duly elected and qualified or until such director’s earlier death, resignation or removal.

(b) The Parties shall take all actions necessary such that the officers of Transitory Subsidiary immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation (or otherwise as agreed between Parent and the Company prior to the Closing), each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation and until their respective successors are duly elected and qualified or until such director’s earlier death, resignation or removal.

1.5 Additional Action. The Surviving Corporation may, at any time from and after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or the Transitory Subsidiary in order to consummate and give effect to the transactions contemplated by this Agreement.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Conversion of Capital Stock.

(a) Capital Stock of the Transitory Subsidiary.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of Parent or Transitory Subsidiary, each limited liability company interest of Transitory Subsidiary issued and outstanding immediately prior to the Effective Time shall be cancelled and automatically converted into 100 shares of common stock, par value $0.0001 per share of the Surviving Corporation, all of which shares shall be held by the Parent and which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent, the Company, any holder of Company Stock or any other Person, each share of Company Stock that is owned by the Company as treasury stock and each share of Company Stock that is owned by the Parent, Transitory Subsidiary or any other wholly-owned direct or indirect subsidiary of the Parent as of immediately prior to the Effective Time shall be cancelled and shall cease to exist and no payment or consideration shall be delivered in exchange therefor.

(c) Conversion of Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent, the Company, any holder of Company Stock or any other Person:

(i) Conversion of Company Preferred Stock. Subject to Section 2.2(b), each share of Company Preferred Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Preferred Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be converted into the right to receive the applicable portion of the Aggregate Consideration as set forth on the Allocation Schedule.

(ii) Conversion of Company Common Stock. Each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than (A) shares of Company Common Stock referenced in Section 2.1(b) and (B) Dissenting Shares) shall be cancelled without the right to receive any portion of the Aggregate Consideration or any other payment and shall receive no consideration under this Agreement or pursuant to the Merger.

(d) Payment Certificate; Closing Date Payments.

(i) No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Parent: (A) the Payment Certificate; (B) a pay-off letter in form and substance reasonably satisfactory to the Parent duly executed by each Person to whom any Indebtedness is (or at the Closing will be) owed by the Company, the Surviving Corporation or any Subsidiary, which shall include a complete release of the Company, the Surviving Corporation and each Subsidiary from all Liens, liabilities and other obligations with respect to such Indebtedness, effective upon the discharge of such Indebtedness at the Closing; and (C) final invoices submitted by each Person to whom any Company Transaction Expenses are (or at the Closing will be) owed, which shall state that the amount invoiced thereby represents all Company Transaction Expenses payable to such Person with respect to the period through the Closing.

(ii) At the Closing, the Parent shall make the following payments, in each case in the respective amounts set forth in the Payment Certificate:

(A) to each Person specified in the Payment Certificate as a recipient of payments in respect of the Closing Indebtedness, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Payment Certificate;

(B) to each Person specified in the Payment Certificate as a recipient of payments in respect of Company Transaction Expenses that remain unpaid as of immediately prior to the Effective Time, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Payment Certificate; and

(C) to the Exchange and Paying Agent, the Aggregate Consideration by shares of Parent Common Stock issued in book entry and cash by wire transfer of immediately available funds.

(e) Certain Adjustments to Per Share Amounts. All per share amounts payable to the Company Equityholders pursuant to this Article II shall be adjusted, as applicable and appropriate, to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Stock), reorganization, recapitalization or other like change with respect to Company Stock occurring (or for which a record date is established) after the date of this Agreement and prior to the Effective Time.

(f) No Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock shall be issued in exchange for any Company Stock or Company Equity Awards, and no holder of any of the foregoing shall be entitled to receive a fractional share of Parent Common Stock. Furthermore, no holder of a fractional share of Company Stock, if any, shall receive or be entitled to receive any of the Aggregate Consideration with respect to such fractional share.

2.2 Payment Fund. The procedures for exchanging outstanding shares of Company Stock for the consideration to be paid to the holders of such Company Stock in connection with the Merger are as follows:

(a) Exchange and Paying Agent. The Exchange and Paying Agent shall, pursuant to instructions from the Parent in accordance with the Exchange and Paying Agent Agreement and the Allocation Schedule, deliver the Aggregate Consideration to the Company Equityholders. The Payment Fund shall not be used for any purpose other than as specified in this Section 2.2(a).

(b) Exchange Procedures. Promptly after the Effective Time, the Parent shall cause the Exchange and Paying Agent to mail to each holder of record of Company Stock that was issued and outstanding as of immediately prior to the Effective Time (i) a Letter of Transmittal and (ii) instructions for effecting the surrender of such Certificate in exchange for the applicable Aggregate Consideration that is or may become payable with respect thereto pursuant to the terms of this Agreement. Upon (A) proper surrender of a Certificate for cancellation to the Exchange and Paying Agent and (B) delivery of a duly completed and executed Letter of Transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor the number of shares of Parent Common Stock as determined in accordance with Section 2.1 and reflected on the Allocation Schedule attached to the Payment Certificate. If payment in respect of any Certificate is to be made to a Person other than the Person in whose name such Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be transferable and be properly endorsed or shall otherwise be in proper form for transfer, that the signatures on such Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall have established to the satisfaction of the Parent and the Exchange and Paying Agent that any transfer and other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable Aggregate Consideration that becomes payable in respect of such Certificate pursuant to this Agreement. Holders of Certificates shall not be entitled to receive any portion of the Aggregate Consideration to which they would otherwise be entitled until such Certificates are properly surrendered.

(c) No Further Ownership Rights in Company Stock. All consideration paid following the surrender for exchange of Certificates evidencing shares of Company Stock in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining to such shares of Company Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock which were outstanding as of immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange and Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, subject to Section 2.2(e).

(d) Termination of Payment Fund. Any portion of the Payment Fund deposited with the Exchange and Paying Agent (including shares of the Parent Common Stock issued to a Parent reserve account) that remains undistributed to the holders of Company Stock as of six (6) months after the Effective Time shall be delivered to the Parent (subject to abandoned property, escheat or similar Law), upon demand, and any holder of Company Stock who is entitled to such amount under this Section 2.2 shall (subject to Section 2.2(e)) be entitled to seek payment of such amount from the Parent only as a general creditor thereof.

(e) No Liability. To the extent permitted by applicable Law, none of the Parent, the Transitory Subsidiary, the Company, the Surviving Corporation or the Exchange and Paying Agent shall be liable to any Company Equityholder for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates shall not have been exchanged prior to the first (1st) anniversary of the Closing Date (or immediately prior to such earlier date on which the related consideration payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity), any such consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and a customary indemnification of the Company and the Parent in a form reasonably satisfactory to the Parent by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange and Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Aggregate Consideration payable in respect thereof pursuant to this Agreement. The Exchange and Paying Agent or the Parent may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificate to give the Exchange and Paying Agent and/or the Parent a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Exchange and Paying Agent or the Parent with respect to the Certificate alleged to have been lost, stolen or destroyed.

2.3 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or represent the right to receive any portion of the Aggregate Consideration in accordance with Section 2.1, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive any portion of the Aggregate Consideration otherwise payable in respect thereof pursuant to this Agreement, without interest thereon, upon surrender of the Certificate formerly representing such shares in accordance with Section 2.2.

(c) The Company shall give the Parent (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not settle or make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless the Parent shall have given its written consent to such settlement, payment or settlement offer.

2.4 Company Equityholder Representative.

(a) By their execution of this Agreement or the Letter of Transmittal, approval of the Merger and adoption of this Agreement and/or their acceptance of any consideration pursuant to this Agreement, the Company Equityholders hereby irrevocably (subject only to Section 2.4(e)) appoint the Company Equityholder Representative as the representative, attorney-in-fact and agent of the Company Equityholders in connection with the transactions contemplated by this Agreement, the Exchange and Paying Agent Agreement and in any litigation or arbitration involving this Agreement or the Exchange and Paying Agent Agreement. In connection therewith, the Company Equityholder Representative is authorized to do or refrain from doing all further acts and things, and to execute all such documents as the Company Equityholder Representative shall deem necessary or appropriate, and shall have the power and authority to:

(i) act for some or all of the Company Equityholders with regard to all matters pertaining to this Agreement and any agreements ancillary hereto, including, the Exchange and Paying Agent Agreement;

(ii) act for the Company Equityholders to transact matters of litigation;

(iii) execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Company Equityholder Representative deems necessary or appropriate in connection with the Exchange and Paying Agent Agreement, including delivering any update to or correction, amendment or modification of the Allocation Schedule permitted by Section 2.7(a);

(iv) receive funds, make payments of funds, and give receipts for funds;

(v) do or refrain from doing, on behalf of the Company Equityholders, any further act or deed that the Company Equityholder Representative deems necessary or appropriate in the Company Equityholder Representative’s discretion relating to the Exchange and Paying Agent Agreement, in each case as fully and completely as the Company Equityholders could do if personally present;

(vi) give and receive all notices required to be given or received by the Company Equityholders under this Agreement and any agreements ancillary hereto, including, the Exchange and Paying Agent Agreement;

(vii) give any written direction to the Exchange and Paying Agent on behalf of the Company Equityholders;

(viii) agree to, negotiate, enter into settlements and compromises and/or comply with arbitration awards and court orders with respect to claims for indemnification made by the Parent under Article VII; and

(ix) receive service of process in connection with any claims under this Agreement and any agreements ancillary hereto, including and the Exchange and Paying Agent Agreement.

(b) All decisions and actions of the Company Equityholder Representative on behalf of the Company Equityholders shall be deemed to be facts ascertainable outside of this Agreement and shall be binding upon all Company Equityholders, and no Company Equityholder shall have the right to object, dissent, protest or otherwise contest the same.

(c) The Company Equityholder Representative shall act for the Company Equityholders on all of the matters set forth in this Agreement and the Exchange and Paying Agent Agreement in the manner the Company Equityholder Representative believes to be in the best interest of the Company Equityholders. The Company Equityholder Representative is authorized to act on behalf of the Company Equityholders notwithstanding any dispute or disagreement among the Company Equityholders. In taking any action as Company Equityholder Representative, the Company Equityholder Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person whom the Company Equityholder Representative reasonably believes to be authorized thereunto. The Company Equityholder Representative may, in all questions arising hereunder, rely on the advice of counsel, and the Company Equityholder Representative shall not be liable to any Company Equityholder for anything done, omitted or suffered in good faith by the Company Equityholder Representative based on such advice. The

Company Equityholder Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Company Equityholder Representative. The Company Equityholder Representative shall not have any liability to any of the Company Equityholders for any act done or omitted hereunder as Company Equityholder Representative while acting in good faith. The Company Equityholder Representative shall be indemnified by the Company Equityholders from and against any loss, liability or expense incurred in good faith Equityholder Representative and arising out of or in connection with the acceptance or administration of the Company Equityholder Representative’s duties hereunder. Any such claim for indemnification shall be satisfied by a claim against the Company Equityholders (with each Company Equityholder liable for the Pro Rata Share of any such claim that is represented by such Company Equityholder’s Company Stock and Company Equity Awards).

(d) In the event the Company Equityholder Representative becomes unable to perform the Company Equityholder Representative’s responsibilities hereunder or resigns from such position, the Company Equityholders (acting by a written instrument signed by holders of Company Stock who held, as of immediately prior to the Effective Time, a majority (by voting power) of the then outstanding shares of Company Stock) shall select another representative to fill the vacancy of the Company Equityholder Representative, and such substituted representative shall be deemed to be the Company Equityholder Representative for all purposes of this Agreement. The Company Equityholder Representative may be removed only upon delivery of written notice to the Parent signed by Persons who, as of immediately prior to the Effective Time, held a majority (by voting power) of the then outstanding shares of Company Stock; provided that no such removal shall be effective until such time as a successor Company Equityholder Representative shall have been validly appointed hereunder. The Company Equityholder Representative shall provide the Parent prompt written notice of any replacement of the Company Equityholder Representative, including the identity and address of the new Company Equityholder Representative.

(e) The Company Equityholder Representative agrees not to, directly or indirectly, disclose the existence or terms of this Agreement or any other agreement contemplated hereby or any other information regarding this Agreement, the Merger or any of the other matters contemplated hereby, including information provided to the Company Equityholder Representative pursuant to the terms of this Agreement, except, in each case (i) to the extent such information is or becomes generally known to the public (other than as a result of a disclosure by the Company Equityholder Representative in breach of its obligations under this Section 2.4), (ii) if and to the extent required by applicable Law, (iii) to employees, advisors, agents or consultants of the Company Equityholder Representative and to the Company Equityholders, in each case who have a need to know such information, and further provided that such persons are subject to confidentiality obligations with respect thereto, or (iv) in connection with, and only to the extent required for, enforcement of rights or defense of claims (including, in each case, on behalf of the Company Equityholders) under this Agreement and the transactions contemplated hereby and thereby.

(f) For all purposes of this Agreement:

(i) the Parent shall be entitled to rely conclusively on the instructions and decisions of the Company Equityholder Representative as to the settlement of any disputes or claims under this Agreement or any agreements ancillary hereto, including, the Exchange and Paying Agent Agreement, or any other actions required or permitted to be taken by the Company Equityholder Representative hereunder, and no party hereunder or any Company Equityholder shall have any claim, cause of action, objection or complaint against the Parent for any action taken by the Parent in reliance upon the instructions or decisions of the Company Equityholder Representative;

(ii) except as specifically set forth herein, no Company Equityholder shall have any right to bring any claim, cause of action, objection or complaint except through the Company Equityholder Representative, and the Company Equityholder Representative shall have the sole authority to act for, and to enforce the rights of, all Company Equityholders in connection with this Agreement and the transactions contemplated hereby;

(iii) the provisions of this Section 2.4 are independent and severable, are irrevocable (subject only to Section 2.4(e)) and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Equityholder may have in connection with the transactions contemplated by this Agreement; and

(iv) the provisions of this Section 2.4 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Company Equityholder, and any references in this Agreement to a Company Equityholder shall mean and include the successors to the rights of each applicable Company Equityholder hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

2.5 Treatment of Company Equity Awards.

(a) As of immediately prior to the Effective Time, each Company Option that is then outstanding (whether such Company Option is vested or unvested, but not to the extent it has theretofore been exercised) shall vest in full (if unvested in whole or in part) and shall be cancelled without consideration and will be of no further force and effect.

(b) As of immediately prior to the Effective Time, each Company Restricted Stock Award that is unvested in whole or in part shall vest in full (and all outstanding shares of Company Common Stock issued in connection with such Company Restricted Stock Award shall be cancelled as set forth in Section 2.1(c)(ii)).

(c) Upon the cancellation of the Company Equity Awards pursuant to this Section 2.5, such Company Equity Awards shall not represent the right to acquire any shares of Company Stock or other Equity Interests, and the holder thereof shall have no right to any consideration in exchange for the cancellation of such Company Equity Award.

(d) Prior to the Closing, each holder of Company Equity Awards that (a) will be a continuing employee following the Effective Time or (b) who is receiving an Employment Amount in connection with the Merger and the Contemplated Transactions, shall have executed and delivered an Equity Award Surrender Agreement or similar agreements, which shall include a release of claims related to ownership of or entitlement to any rights or benefits in respect of, any Company Equity Awards, in form and substance reasonably acceptable to each of Parent and the Company (“Equity Award Surrender Agreement”).

(e) The Company shall, prior to the Closing Date, take all actions necessary or desirable in connection with the treatment of Company Equity Awards contemplated by this Section 2.5, including obtaining the consent from each holder of any Company Equity Award (unless such consent is not required under the terms of the applicable agreement, instrument or plan).

2.6 Closing Adjustment. Not later than four (4) Business Days prior to the Closing Date, the Company shall deliver to the Parent a statement (the “Estimated Closing Adjustment Statement”), setting forth the Estimated Closing Adjustment, including an estimated consolidated balance sheet of the Company and its Subsidiaries as of immediately prior to the Effective Time, together with relevant backup materials, in detail reasonably acceptable to Parent. The Estimated Closing Adjustment Statement and such consolidated balance sheet shall be prepared in accordance with GAAP applied on a basis consistent with the application thereof to the most recent audited financial statements included in the Company Financial Statements (to the extent consistent with GAAP). From the delivery of the Estimated Closing Adjustment Statement until such time as the calculation of the Estimated Closing Adjustment has been finally determined pursuant to this Section 2.6, Parent and its accountants shall, upon reasonable notice and during normal business hours, be permitted to discuss with the Company and its accountants the Estimated Closing Adjustment Statement and shall be provided complete and accurate copies of, and have reasonable access, upon reasonable notice at reasonable times during normal business hours, to the work papers and supporting records of the Company and its accountants so as to allow Parent and its accountants to verify the accuracy of the Estimated Closing Adjustment Statement. If Parent objects to the Estimated Closing Adjustment Statement, the Company and Parent will work together in good faith to resolve the issues in dispute. If all disputed issues are resolved, the amounts as agreed upon by Parent and the Company shall be used to determine the Estimated Closing Adjustment. If Parent and the Company are unable to resolve all such disputed issues within four (4) Business Days following Parent’s receipt of the Estimated Closing Adjustment Statement, the Estimated Closing Adjustment shall be as determined by the Company. For clarity, in the event of any inaccuracy or error with respect to the Estimated Closing Adjustment, Parent shall be entitled to make a claim for indemnification pursuant to, and in accordance with, Article VII, including Section 7.1(d). Notwithstanding anything to the contrary in this Agreement, to the extent any Closing Indebtedness is (or at the Closing will be) taken into account in the calculation of the Aggregate Consideration, any such Closing Indebtedness shall be disregarded and not taken into account in determining whether the Company has complied with its obligations under this Agreement or the accuracy of the representations and warranties made by the Company under this Agreement, and neither the Company nor any Company Equityholder shall have any liability or obligation relating to this Agreement with respect to any such Closing Indebtedness.

2.7 Allocation Schedule.

(a) The Allocation Schedule sets forth a true, correct and complete summary of the allocation of the amounts payable to the Company Equityholders pursuant to this Agreement. From time to time after the Effective Time, the Company Equityholder Representative may, with the written agreement of the Parent, update, correct or otherwise amend or modify the Allocation Schedule in any manner that is consistent with the express provisions of this Article II. The Parent shall be entitled to rely conclusively on the Allocation Schedule as in effect from time to time, and, as between the Company Equityholders, on the one hand, and the Parent and the Surviving Corporation, on the other hand, any amounts delivered by the Parent to any Company Equityholder (or delivered by the Parent to the Exchange and Paying Agent for delivery) in accordance with the Allocation Schedule, shall be deemed for all purposes to have been delivered to the applicable Company Equityholder in full satisfaction of the obligations of the Parent and the Surviving Corporation under this Article II.

(b) The Exchange and Paying Agent shall pay the portion of the Aggregate Consideration payable to the applicable Company Stockholders in accordance with the Allocation Schedule and the Letters of Transmittal.

2.8 Withholding Rights. The Parent, the Company, the Surviving Corporation and the Exchange and Paying Agent will be entitled to deduct and withhold from the amounts otherwise payable by it pursuant to this Agreement to any Person, such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and to collect any necessary Tax forms, including Forms W-8 or W-9, as applicable, or any similar information, from Company Stockholders and any other recipients of payments hereunder; provided, however, that, other than in connection with backup withholding, Parent and the Company shall not, and shall use commercially reasonable efforts to cause the Exchange and Paying Agent not to, withhold any amounts from payments to Company Stockholders for Company Stock pursuant to this Section 2.8 without providing advance notice thereof to the Company Equityholder Representative to give the Company Equityholder Representative an opportunity to provide additional information or to apply for an exemption from, or a reduced rate of, withholding. In the event that any amount is so deducted and withheld, and properly remitted, such amount will be treated for all purposes of this Agreement as having been paid to the Person to whom the payment from which such amount was withheld was made.

2.9 Share Issuance.

(a) All shares of the Parent Common Stock issued pursuant to this Agreement shall bear a legend (and Parent will make a notation on its transfer books to such effect) prominently stamped or printed thereon or the substance of which will otherwise be reflected on the books and records of the transfer agent for the Parent Common Stock with respect to book-entry shares, in each case reading substantially as follows:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO RESALE IN CONNECTION WITH A DISTRIBUTION AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.”

Notwithstanding the foregoing, if the recipient of such Parent Common Stock is a “non-U.S. person”, a legend in substantially the following form may also be used:

“THESE SECURITIES MAY NOT BE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parent that, except as set forth in the Company Disclosure Schedule, the statements contained in this Article III are true and correct as of the date of this Agreement and as of the Closing Date, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The Company Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article III; provided, however, that the disclosures in any section or paragraph of the Company Disclosure Schedule shall qualify (a) the corresponding section or paragraph in this Article III and (b) such other sections or paragraphs in this Article III (whether or not there is a specific cross reference) to the extent that it is reasonably apparent on the face of the disclosure that such disclosure also qualifies or applies to such other section or paragraph.

3.1 Organization, Standing and Corporate Power. The Company is a corporation duly organized, validly existing and in corporate and Tax good standing under the Laws of the State of Delaware. Except as would not have a Company Material Adverse Effect, the Company is duly qualified to conduct business and is in corporate and Tax good standing under the Laws of each jurisdiction listed in Section 3.1 of the Company Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification. The Company has all requisite power and authority (corporate and other) to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has made available to the Parent complete and accurate copies of its Organizational Documents as in effect on the date of this Agreement. The Company is not in material default under or in material violation of any provision of its Organizational Documents.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 43,000,000 shares of Company Common Stock and 27,900,000 shares of Company Preferred Stock, 14,732,800 of which are designated as Series A-1 Preferred Stock and 13,087,248 of which are designated as Series A-2 Preferred Stock. As of the date of this Agreement, there are (i) 7,602,070 shares of Company Common Stock outstanding, and 27,820,048 shares of Company Preferred Stock outstanding and (ii) no shares of Company Stock held in treasury.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of the Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder and (for shares other than shares of Company Common Stock) the number of shares of Company Common Stock (if any) into which such shares are convertible. Section 3.2(b) of the Company Disclosure Schedule also indicates all outstanding shares of Company Stock that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company. All of the issued and outstanding shares of capital stock of the Company have been duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. To the Company’s Knowledge, all of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable federal and state securities Laws.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) the Company Stock Plan, the number of shares of Company Stock issued to date under the Company Stock Plan, the number of shares of Company Stock subject to outstanding options under the Company Stock Plan and the number of shares of Company Stock reserved for future issuance under the Company Stock Plan, (ii) all holders of outstanding Company Options, the number of shares of Company Stock subject to such Company Option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto), and (iii) all other outstanding Company Equity Awards, the number and class or series of shares of Company Stock subject to such award, the date of grant, and the vesting schedule, including whether (and to what extent) the vesting will be accelerated in any way in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event. The Company has made available to the Parent a complete and accurate copy of the Company Stock Plan and forms of all stock option agreements evidencing Company Options in each case as in effect on the date of this Agreement. To the Company’s Knowledge, all of the shares of capital stock of the Company subject to Company Options will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.

(d) With respect to each Company Option (whether outstanding or previously exercised), (i) each such Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each such grant was made in accordance with the terms of the Company Stock Plan, the Securities Act, the Exchange Act, and all other applicable Laws and are not and have not been the subject of any internal investigation, review or inquiry, and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

(e) Except as set forth in Section 3.2(c) or Section 3.2(e) of the Company Disclosure Schedule, (i) there are no Equity Interests of any class of the Company, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding, (ii) there are no options, warrants, equity securities, calls, rights, commitments or agreements to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other Equity Interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other Equity Interests, or obligating the Company to grant, extend, otherwise modify or amend or enter into any such option, warrant, Equity Interest, call, right, commitment or agreement, (iii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any Equity Interests of the Company any assets of the Company, including evidences of Indebtedness, and (iv) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any Equity Interests or to pay any dividend or to make any other distribution in respect thereof. Except as set forth in this Section 3.2, as of the date of this Agreement, the Company does not have any outstanding equity compensation or equity-based compensation. The Company has made available to the Parent complete and accurate copies of agreements evidencing all Company Equity Awards, including all Company Restricted Stock Award agreements as in effect on the date of this Agreement.

(f) There is no agreement, written or, to the Company’s Knowledge, oral, between the Company and any holder of its securities, or, to the Company’s Knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag along” rights), registration under the Securities Act or the securities Laws of any other jurisdiction, or voting, of the capital stock of the Company.

(g) The Allocation Schedule sets forth a true, correct and complete summary of the allocation of the amounts payable to the Company Equityholders pursuant to this Agreement. The allocation of payments set forth on the Allocation Schedule complies with the terms of the Company’s Organizational Documents, the Company Stock, the Company Equity Awards and the Company Stock Plan.

3.3 Subsidiaries.

(a) Section 3.3 of the Company Disclosure Schedule sets forth: (i) the name of each Subsidiary; (ii) the number and type of outstanding equity securities of each Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Subsidiary; (iv) the names of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity. There are no, and there have never been any, Subsidiaries. The Company does not own or control directly or indirectly or have any direct or indirect equity participation or similar interest in, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

(b) Each Subsidiary is a corporation duly organized, validly existing and in corporate and Tax good standing under the Laws of the jurisdiction of its incorporation.

(c) Each Subsidiary is duly qualified to conduct business and is in corporate and Tax good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification. Each Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has delivered to the Parent complete and accurate copies of the Organizational Documents of each Subsidiary. No Subsidiary is in default under or in violation of any provision of its Organizational Documents. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All shares of each Subsidiary that are held of record or owned beneficially by either the Company or any Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities Laws), claims, Liens, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no forms of equity or equity-based compensation or similar rights with respect to any Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary.

(d) The Company does not own or control directly or indirectly or have any direct or indirect equity participation or similar interest in, or any obligation to providing funding to, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity that is not a Subsidiary.

3.4 Authority; No Conflict; Required Filings and Consents.

(a) The Company has all requisite power and authority (corporate and other) to execute and deliver this Agreement and the other agreements contemplated hereby and to perform their respective obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and the other agreements contemplated hereby and, subject to obtaining the Company Stockholder Approval, which is the only approval required from the Company Stockholders, the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and other action on the part of the Company. Without limiting the generality of the foregoing, the Company Board, at a meeting duly called and held, by the unanimous vote of all directors (i) determined that the Merger is advisable, fair and in the best interests of the Company and its stockholders, (ii) approved this Agreement in accordance with the provisions of the DGCL, and (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval and resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger. This Agreement and all other agreements contemplated hereby have been duly and validly executed and delivered by the Company party thereto and constitutes or will constitute a valid and binding obligation of the Company, enforceable against them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Subject to the filing of the Certificate of Merger as required by the DGCL, neither the execution and delivery by the Company of this Agreement or any other agreement contemplated hereby, nor the performance by the Company of its obligations hereunder or thereunder, nor the consummation by the Company of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the Organizational Documents of the Company, each as amended or restated to date, or the Organizational Documents of any Subsidiary, each as amended or restated to date, (ii) require on the part of the Company, any Subsidiary or any Company Stockholder any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of Indebtedness, Lien or other arrangement to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of the assets of the Company or any Subsidiary are subject, except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (iv) result in the imposition of any Lien upon any assets of the Company or any Subsidiary or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Subsidiary or any of their respective properties or assets.

(c) No material consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business.

3.5 Financial Statements.

(a) The Company has made available to the Parent the Company Financial Statements. The Company Financial Statements (i) comply as to form with all applicable accounting requirements and (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby; provided, however, that the Company Financial Statements referred to in clause (b) of the definition of such term are subject to normal recurring year-end adjustments (which, individually and in the aggregate, will not be material) and do not include footnotes.

(b) Each of the Company Financial Statements fairly presents the consolidated assets, liabilities, business, financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the date thereof and for the period referred to therein, and is consistent with the books and records of the Company and its Subsidiaries.

(c) The Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s assets, (iii) access to assets of the Company is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Company is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(d) The Company maintains disclosure controls and procedures that are effective to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s financial statements. Section 3.5(d) of the Company Disclosure Schedule lists, and the Company has delivered to the Parent copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures.

(e) Section 3.5(e) of the Company Disclosure Schedule lists, and the Company has delivered to the Parent copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4) of Regulation S-K of the SEC) effected by the Company or any Subsidiary. Section 3.5(e) of the Company Disclosure Schedule lists all non-audit services performed by the Company’s auditors for the Company or any Subsidiary.

(f) Neither the Company nor any Subsidiary has extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of the Company or any Subsidiary. Section 3.5(f) of the Company Disclosure Schedule identifies any loan or extension of credit maintained by the Company or any Subsidiary to which the second sentence of Section 13(k)(1) of the Exchange Act would apply.

(g) Ernst & Young LLP, the auditor of the Company since inception to the date hereof, was and had been at all times during its engagement by the Company (i) “independent” with respect to the Company and its Subsidiaries within the meaning of Regulation S-X and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board.

3.6 Absence of Certain Changes. Since December 31, 2021, (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Company Material Adverse Effect, (b) the Company and its Subsidiaries have conducted their businesses in the Ordinary Course of Business and (c) neither the Company nor any Subsidiary has taken any of the actions set forth in clauses (a) through (r) of Section 5.1.

3.7 Books and Records. The minute books and other similar records of the Company and each Subsidiary contain complete and accurate records, in all material respects, of all actions taken at any meetings of the Company’s or such Subsidiary’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. Except as would not reasonably be expected to have a Company Material Adverse Effect, the books and records of the Company and each Subsidiary accurately reflect the assets, liabilities, business, of the Company and its Subsidiaries and have been maintained in accordance with good business and bookkeeping practices. Section 3.7 of the Company Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Company and its Subsidiaries and the names of persons having signature authority with respect thereto or access thereto.

3.8 Tax Matters.

(a) Each of the Company and its Subsidiaries has properly filed on a timely basis (taking into account all applicable extensions) all income and other material Tax Returns that it was required to file, and all such Tax Returns are true, correct and complete in all material respects and were prepared in compliance with all applicable Laws. Each of the Company and its Subsidiaries has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable.

(b) All material Taxes that the Company or any Subsidiary is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and each of the Company and any Subsidiary has complied with all information reporting and backup withholding requirements.

(c) Neither the Company nor any Subsidiary is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than a group of which the common parent is the Company. Neither the Company nor any Subsidiary (i) has any liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the Company or any Subsidiary, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(d) The Company made available to the Parent complete and correct copies of all Tax Returns of the Company and any Subsidiary as of the date of this Agreement relating to Taxes for the last three (3) fiscal years.

(e) No examination or audit or other action of or relating to any Tax Return of the Company or any Subsidiary by any Governmental Entity is currently in progress or, to the Knowledge of the Company, threatened or contemplated. No deficiencies for Taxes of the Company or any Subsidiary have been claimed, proposed or assessed by any Governmental Entity. Neither the Company nor any Subsidiary has been informed by any jurisdiction in which the Company or any Subsidiary does not file a Tax Return that the jurisdiction believes that the Company or any Subsidiary was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Neither the Company nor any Subsidiary has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(f) Neither the Company nor any Subsidiary has made any payment, is obligated to make any payment, or is a party to any agreement, contract, arrangement or plan that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code). The recipient of each grant of Company Restricted Stock Award timely and effectively filed an election under Section 83(b) of the Code.

(g) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of (i) any adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Law), (ii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law), (iii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

(h) Neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(i) Neither the Company nor any Subsidiary has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any Subsidiary been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(j) There are no Liens with respect to Taxes upon any of the assets of the Company or any Subsidiary, other than with respect to Taxes not yet due and payable.

(k) Neither the Company nor any Subsidiary (i) is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for federal income Tax purposes or (ii) has made an entity classification (“check-the-box”) election under Section 7701.

(l) Neither the Company nor any of its Subsidiaries is subject to tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other place of business in that country.

(m) Neither the Company nor any Subsidiary (i) is a stockholder of a “specified foreign corporation” as defined in Section 965(e) of the Code (or any similar provision of state, local or foreign Law), or (ii) is a stockholder in a “passive foreign investment company” as defined in Section 1297 of the Code.

(n) All related party transactions involving the Company or any Subsidiary have been conducted at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law. Each has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law.

(o) Neither the Company nor any Subsidiary has engaged in a “reportable transaction” as set forth in Treasury Regulation section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation section 301.6111-2(b)(2) or any analogous provision of state or local Law. Each of the Company and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(p) Notwithstanding anything to the contrary contained herein, no section of this Agreement (including this Section 3.8) shall be treated as containing any express or implied representations or warranties relating to Tax assets, or the existence, amount, expiration date or limitations on (or availability or usability of) any Tax attribute, in each case with respect to the Company.

3.9 Assets.

(a) Except as would not result in a material liability or the loss of a material right, the Company or the applicable Subsidiary is the true and lawful owner of, and has good title to, all of the assets (tangible or intangible) purported to be owned by the Company or such Subsidiary, free and clear of all Liens. The Company and each Subsidiary owns or leases all material tangible assets sufficient for the conduct of its businesses as presently conducted, which tangible assets are reflected in the Company Financial Statements (other than to the extent disposed of in the Ordinary Course of Business). Except as would not reasonably be expected to have a Company Material Adverse Effect, each such tangible asset is free from defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

(b) Except as would not reasonably be expected to be material to the Company, each item of equipment, motor vehicle and other asset that the Company or a Subsidiary has possession of pursuant to a lease agreement or other contractual arrangement is in such condition that, upon its return to its lessor or owner in its present condition at the end of the relevant lease term or as otherwise contemplated by the applicable lease or contract, Company or such Subsidiary to such lessor or owner will have been discharged in full.

3.10 Owned and Leased Real Property.

(a) Neither the Company nor any Subsidiary owns, or has ever owned, any real property.

(b) Section 3.10(b) of the Company Disclosure Schedule lists all Leases and lists the term of such Lease, any extension and expansion options, and the rent payable, security deposit, maintenance and like charges thereunder, and any advance rent thereunder. The Company has delivered to the Parent complete and accurate copies of the Leases. Neither the Company nor any Subsidiary occupies any space other than pursuant to a Lease. With respect to each Lease, except as would not individually or in the aggregate have a Company Material Adverse Effect:

(i) such Lease is legal, valid, binding, enforceable and in full force and effect against the Company or the Subsidiary that is the party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto;

(ii) such Lease will continue to be legal, valid, binding, enforceable and in full force and effect against the Company or the Subsidiary that is the party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(iii) none of the Company, any Subsidiary or, to the Knowledge of the Company, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by the Company or any Subsidiary or, to the Knowledge of the Company, any other party under such Lease; and no event has occurred that would give rise to a termination right under such Lease;

(iv) there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

(v) neither the Company nor any Subsidiary has assigned, transferred, conveyed, mortgaged, subleased, licensed, deeded in trust or encumbered any interest in the leasehold or subleasehold;

(vi) all facilities leased or subleased thereunder are supplied with utilities and other services adequate for the operation of said facilities;

(vii) to the Knowledge of the Company, there are no Liens, easements, covenants or other restrictions applicable to the real property subject to such Lease which would reasonably be expected to impair the current uses or the occupancy by the Company or any Subsidiary of the property subject thereto;

(viii) no construction, alteration or other leasehold improvement work with respect to the Lease remains to be paid for or performed by the Company or any Subsidiary;

(ix) neither the Company nor any Subsidiary is obligated to pay any leasing or brokerage commission relating to such Lease and will not have any obligation to pay any leasing or brokerage commission upon the renewal or expansion of the Lease; and

(x) the Company Financial Statements contain adequate reserves to provide for the restoration of the property subject to the Lease at the end of the respective Lease term, to the extent required by the Lease.

3.11 Intellectual Property.

(a) All assignments of Company Registrations to the Company or any Subsidiary have been properly executed and recorded. To the Knowledge of the Company, all Company Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Company, and there are no Liens on any of the Company Registrations.

(b) There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or threatened in writing, with respect to any Patent Rights included in the Company Registrations. To the Knowledge of the Company, the Company and its Subsidiaries have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company or any Subsidiary and have made no misrepresentation in such applications. The Company has no Knowledge of any information that would preclude the Company or any Subsidiary from having clear title to the Company Registrations or affecting the patentability, validity or enforceability of any Company Registrations. To the Knowledge of the Company, there has been no public disclosure of any Company Intellectual Property, including in trade publications or at trade shows, prior to filing of any Company Registrations with respect thereto.

(c) To the Knowledge of the Company, each item of Company Intellectual Property will be owned or available for use by the Parent or a subsidiary of the Parent following the Closing on the same terms and conditions as it was immediately prior to the Closing. To the Knowledge of the Company, the Company or a Subsidiary is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Liens. To the Knowledge of the Company, the Company Intellectual Property constitutes all Intellectual Property necessary (i) to Exploit the Company’s Customer Offerings in the manner so done currently and contemplated to be done in the future by the Company and its Subsidiaries, (ii) to Exploit the Internal Systems as they are currently used and contemplated to be used in the future by the Company and its Subsidiaries and (iii) otherwise to conduct the business of the Company and its Subsidiaries in the manner currently conducted and contemplated to be conducted in the future by the Company and its Subsidiaries.

(d) The Company or the appropriate Subsidiary, as applicable, has taken all necessary measures to protect the proprietary nature of each item of Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof, except as would not individually or in the aggregate reasonably be expected to be material to the Company. To the Knowledge of the Company, the Company and each Subsidiary has complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security. To the Knowledge of the Company, no complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made or threatened against the Company or any Subsidiary. To the Knowledge of the Company, there has been no: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company or any Subsidiary, or (ii) breach of the Company’s or any Subsidiary’s security procedures wherein confidential information has been disclosed to a third Person, in each case which would reasonably be expected to have a Company Material Adverse Effect.

(e) To the Knowledge of the Company, none of the Company’s Customer Offerings, or the Exploitation thereof by the Company or the Subsidiaries or by any reseller, distributor, customer or user thereof, or any other activity of the Company or the Subsidiaries, infringes or violates, or constitutes a misappropriation of, or in the past has infringed or violated, or constituted a misappropriation of, any Intellectual Property rights of any third party that could reasonably be expected to be material to the Company. Section 3.11(e) of the Company Disclosure Schedule lists any complaint, claim or notice, or written or, to the Knowledge of the Company, oral, threat of any of the foregoing (including any notification that a license under any patent is or may be required by, or is available for license to, the Company), received by the Company or any Subsidiary alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by the Company or any Subsidiary from any reseller, distributor, customer, user or any other third party; and the Company has provided to the Parent copies of all such complaints, claims, notices, requests, demands or threats, as well as any legal opinions, studies, market surveys and analyses relating to any alleged or potential infringement, violation or misappropriation.

(f) To the Knowledge of the Company, no Person (including any Company Employee or current or former consultant of the Company or the Subsidiaries) is infringing, violating or misappropriating any of the Company Owned Intellectual Property or any of the Company Licensed Intellectual Property that is exclusively licensed to the Company or any Subsidiary in a manner that could reasonably be expected to be material to the Company. To the Knowledge of the Company, the Company has provided to the Parent copies of all written correspondence, analyses, legal opinions, complaints, claims, notices or threats, and to the Knowledge of the Company all oral notices or threats, concerning the infringement, violation or misappropriation of any Company Owned Intellectual Property.

(g) To the Knowledge of the Company, except as described in Section 3.11(g) of the Company Disclosure Schedule or otherwise pursuant to contracts entered into in the Ordinary Course of Business or as would not be material to Company and its Subsidiaries, taken as a whole, neither the Company nor any Subsidiary has agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any of the Company’s Customer Offerings or any third party Intellectual Property rights. Neither the Company nor any Subsidiary is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(h) To the Knowledge of the Company, no third party inventions, methods, services, materials, or processes related to Software are included in or required to Exploit the Company’s Customer Offerings or Internal Systems, excluding currently-available, off the shelf software programs or authorized modifications thereto. To the Knowledge of the Company, none of the Company’s Customer Offerings or Internal Systems includes “shareware,” “freeware” or other Software or other material that was obtained by the Company or any Subsidiary from third parties, excluding currently-available, off the shelf software programs or authorized modifications thereto.

(i) To the Knowledge of the Company, neither the Company nor any Subsidiary has licensed, distributed or disclosed, and knows of no distribution or disclosure by others (including any Company Employee or any current or former contractor of the Company or any Subsidiary) of, the Company Source Code to any Person, and to the Knowledge of the Company, the Company and its Subsidiaries have taken reasonable physical and electronic security measures to prevent disclosure of such Company Source Code. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the disclosure or release of such Company Source Code by the Company, the Subsidiaries, their escrow agent(s) or any other Person to any third party.

(j) To the Knowledge of the Company, all of the Software and Documentation comprising, incorporated in or bundled with the Company’s Customer Offerings or Internal Systems have been designed, authored, tested and debugged by regular Company Employees within the scope of their employment or by independent contractors of the Company or a Subsidiary who have executed valid and binding agreements expressly assigning all right, title and interest in such copyrightable materials to the Company or a Subsidiary, waiving their non-assignable rights (including moral rights) in favor of the Company or a Subsidiary and its permitted assigns and licensees, and have no residual claim to such materials.

(k) To the Knowledge of the Company, neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company’s Customer Offerings; (ii) distributed Open Source Materials in conjunction with any other software developed or distributed by the Company or any Subsidiary; or (iii) used Open Source Materials that create, or purport to create, obligations for the Company or any Subsidiary with respect to the Company’s Customer Offerings or grant, or purport to grant, to any third party, any rights or immunities under Intellectual Property rights (including using any Open Source Materials that require, as a condition of Exploitation of such Open Source Materials, that other Software incorporated into, derived from or distributed with such Open Source Materials be (A) made available, disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, (C) redistributable at no charge or minimal charge, or (D) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind).

(l) To the Knowledge of the Company, each Company Employee and each current or former independent contractor of the Company or any Subsidiary has executed a valid, binding and enforceable written agreement expressly assigning to the Company or such Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such Company Employee’s employment or such independent contractor’s work for the Company or the relevant Subsidiary, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible, in each case except where the failure of such Company Employee or independent contractor to execute such written agreement(s) and/or make such waiver(s) would not be material to the Company.

(m) To the Knowledge of the Company, the Company’s Customer Offerings and the Internal Systems are free in all material respects from defects in design, workmanship and materials and conform to the written Documentation and specifications therefor. To the Knowledge of the Company, the Company’s Customer Offerings and the Internal Systems do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. To the Knowledge of the Company, the Company and its Subsidiaries have not received any written warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Company’s Customer Offerings to meet their specifications or otherwise to satisfy end user needs or for harm or damage to any third party except as set forth in Section 3.11(m) of the Company Disclosure Schedule. Except as set forth on Section 3.11(m) of the Company Disclosure Schedule, the Company and its Subsidiaries have neither sought, applied for nor received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or funding source in connection with the Exploitation of the Company’s Customer Offerings, the Internal Systems or any facilities or equipment used in connection therewith. Except as set forth on Section 3.11(m) of the Company Disclosure Schedule, no university or Governmental Entity has sponsored any research or development conducted by the Company or any Subsidiary, or to the Knowledge of the Company has any claim of right or ownership of or Lien on any Company Owned Intellectual Property or any Company Licensed Intellectual Property that is, or is purported to be, exclusively licensed to Company or any Subsidiary.

(n) Except as set forth on Section 3.11(n) of the Company Disclosure Schedule, to the Knowledge of the Company, neither the negotiation, execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) a breach of or default under any agreement governing any Company Intellectual Property, (ii) an impairment of the rights of the Company or any Subsidiary in or to any Company Intellectual Property or portion thereof, (iii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien on, any Company Intellectual Property, (iv) the Company, any Subsidiary, the Parent or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any Person under any agreement governing any Company Intellectual Property, or (v) the Parent or any of the Parent’s Affiliates being (A) bound by or subject to any noncompete or licensing obligation or covenant not to sue or (B) obligated to license any of its Intellectual Property to (or obligated not to assert its Intellectual Property against) any Person, in each case that would, individually or in the aggregate, reasonably be expected to be material to the Company.

3.12 Contracts.

(a) Section 3.12(a) of the Company Disclosure Schedule lists the following agreements (each a “Contract”) to which the Company or any Subsidiary is a party as of the date of this Agreement:

(i) any agreement (or group of related agreements) for the lease of personal property from or to third parties;

(ii) any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $100,000, or (C) in which the Company or any Subsidiary has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any services, products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii) any agreement providing for any material royalty, milestone or similar payments by the Company;

(iv) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(v) any agreement (or group of related agreements) under which the Company or any Subsidiary has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Lien on any of its assets, tangible or intangible;

(vi) any agreement for the disposition of any assets or business of the Company or any Subsidiary or any agreement for the acquisition of the assets or business of any other Person (other than purchases of inventory or components in the Ordinary Course of Business);

(vii) any agreement concerning confidentiality, noncompetition or non-solicitation (other than confidentiality agreements with customers or suppliers of the Company or any Subsidiary or with Company Employees set forth in the Company’s standard form of employment agreement, a copy of which has previously been made available to the Parent);

(viii) any written employment agreement or consulting agreement that is not on the Company’s standard form of employment agreement or consulting agreement, each of which has been previously made available to the Parent (excluding employment agreements that are terminable “at will” without the payment of severance or other amounts upon termination, and consulting agreements which are terminable on 30 days or less notice without the payment of additional consideration);

(ix) any agreement providing for severance, retention, change in control payments, or transaction-based bonuses or incentives;

(x) any material settlement agreement or settlement-related agreement (including any agreement in connection with which any employment- or individual services-related claim is settled);

(xi) any agreement entered into by the Company or any Subsidiary since inception (whether or not in effect as of the date of this Agreement) with any Affiliate of the Company or involving any current or former officer, director or stockholder of the Company or any Affiliate thereof;

(xii) any agreement under which the consequences of a default or termination would reasonably be expected to have a Company Material Adverse Effect;

(xiii) any material agency, distributor, sales representative, franchise or similar agreements to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound;

(xiv) any agreement which contains any provisions requiring the Company or any Subsidiary to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products or services entered into in the Ordinary Course of Business);

(xv) any agreement that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of the Company or any of the Subsidiaries as currently conducted and as currently proposed to be conducted;

(xvi) any agreement that would entitle any third party to receive a license or any other right to Intellectual Property of the Parent or any of the Parent’s Affiliates (excluding the Company and its Subsidiaries) following the Closing;

(xvii) any agreement relating to grants, funding or other forms of assistance received by the Company or any Subsidiary from any Governmental Entity;

(xviii) any agreement relating the research, development, clinical trial, manufacturing, distribution, supply, marketing or co-promotion of any products, product candidates or devices in development by or which has been or which is being researched, developed, marketed, distributed, supported, sold or licensed out, in each case by or on behalf of the Company or any Subsidiary; and

(xix) any other agreement (or group of related agreements) either involving scheduled payments (by or to the Company) of more than $75,000 individually or $100,000 in the aggregate or not entered into in the Ordinary Course of Business.

(b) The Company has made available to the Parent a complete and accurate copy of each Contract (as amended to date) as of the date of this Agreement. With respect to each Contract: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against the Company or the Subsidiary that is the party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto; (ii) the Contract will continue to be legal, valid, binding and enforceable and in full force and effect against the Company or the Subsidiary that is the party thereto, as applicable, and, to the Company’s Knowledge, against each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither the Company, any Subsidiary nor, to the Knowledge of the Company, any other party, is in breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by the Company, any Subsidiary or, to the Knowledge of the Company, any other party under such Contract.

(c) To the Knowledge of the Company, neither the Company nor any Subsidiary is a party to any oral contract, agreement or other arrangement which, if reduced to written form, would be required to be listed in Section 3.12(a) of the Company Disclosure Schedule under the terms of Section 3.12(a). To the Knowledge of the Company, neither the Company nor any Subsidiary is a party to any written or oral arrangement (i) to perform services or sell products which is expected to be performed at, or to result in, a loss or (ii) for which the customer has already been billed or paid that have not been fully accounted for on the Most Recent Balance Sheet.

3.13 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened with respect to, against or affecting the Company or any Subsidiary or any current or former officer, director, employee, consultant, agent or stockholder of the Company or any Subsidiary in its, his or her capacity as such or with respect to the Company or any Subsidiary, or seeking to prevent or delay the transactions contemplated hereby, and no notice of any Legal Proceeding involving or relating to the Company or any Subsidiary, whether pending or threatened, has been received by the Company or any Subsidiary, in each case as would reasonably be expected to result in a Company Material Adverse Effect. As of the date of this Agreement, there are no material judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency or other Governmental Entity, by arbitration or otherwise) against or involving the Company or any Subsidiary. As of the date of this Agreement, there is no material Legal Proceeding by the Company or any Subsidiary pending, or which the Company or any Subsidiary has commenced preparations to initiate, against any other Person.

3.14 Environmental Matters.

(a) To the Knowledge of the Company, the Company and its Subsidiaries have complied with all applicable Environmental Laws except as would not, individually or in the aggregate, reasonably be expected to be material to the Company. There is no pending or, to the Knowledge of the Company, threatened Legal Proceeding relating to any Environmental Law involving the Company or any Subsidiary.

(b) To the Knowledge of the Company, neither the Company nor any Subsidiary has any material liabilities or obligations arising from the release or threatened release of any Materials of Environmental Concern into the environment.

(c) Neither the Company nor any Subsidiary is a party to or bound by any court order, administrative order, consent order or other agreement between the Company or any Subsidiary and any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

(d) To the Knowledge of the Company, Set forth in Section 3.14(d) of the Company Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any material environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Company or any Subsidiary (whether conducted by or on behalf of the Company, any Subsidiary or a third party, and whether done at the initiative of the Company or a Subsidiary or directed by a Governmental Entity or other third party) which the Company has possession of or access to. A complete and accurate copy of each such document has been provided to the Parent.

(e) The Company has no Knowledge of any environmental liability relating to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company or any Subsidiary.

3.15 Labor and Employment.

(a) Section 3.15(a) of the Company Disclosure Schedule contains a list of all current Company Employees, as of the date of this Agreement, along with the position, date of hire, annual rate of compensation (or with respect to Company Employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), estimated or target annual incentive compensation of each such person and employment status of each such person (including whether the person is on a leave of absence and the dates of such leave). Section 3.15(a) of the Company Disclosure Schedule sets forth all bonuses earned by any Company Employee through the date of this Agreement and which are expected to be accrued but unpaid as of the Closing Date and the amounts of accrued vacation or paid time off, accrued sick time, and the amount of such liabilities as of September 27, 2022. Each such current Company Employee is retained at-will and none of such current Company Employees is a party to an employment agreement or contract with the Company or any Subsidiary. Each current Company Employee has entered into the Company’s or such Subsidiary’s standard form of confidentiality, non-competition and assignment of inventions agreement, a copy of which has previously been delivered to the Parent. All of the agreements referenced in the preceding sentence will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. Section 3.15(a) of the Company Disclosure Schedule contains a list of all current Company Employees employed in the United States who are not citizens of the United States. To the Knowledge of the Company, as of the date of this Agreement, no current key Company Employee or group of current Company Employees has any plans to terminate employment with the Company or any Subsidiary.

(b) To the Company’s Knowledge, neither the Company nor any Subsidiary has breached or violated any (i) applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification (for overtime purposes or as employee versus independent contractor), workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, or (ii) employment or other individual service provider agreement, in each case except as would not reasonably be expected to be material to the Company. As of the date hereof, to the Knowledge of the Company, no claims, controversies, investigations, audits or other Legal Proceedings are pending or threatened, with respect to such Laws or agreements, either by private Persons or by Governmental Entities.

(c) Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, nor has either of them experienced any actual or threatened strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Company has no Knowledge of any organizational effort made or threatened (including the filing of a petition for certification) either currently or within the past two (2) years, by or on behalf of any labor union or works council with respect to Company Employees.

(d) Section 3.15(d) of the Company Disclosure Schedule contains a list of all consultants and independent contractors as of the date of this Agreement and since inception engaged by or for the benefit of the Company, along with the position, date of retention and rate of remuneration for each such Person. Each such consultant or independent contractor is or was a party to a written agreement or contract with the Company. The Company has not incurred, and no circumstances exist under which the Company could reasonably be expected to incur, any material liability arising from the misclassification of employees as consultants or independent contractors, or from the misclassification of consultants or independent contractors as employees. Each such consultant and independent contractor has entered into the Company’s or such Affiliate’s standard form of confidentiality, non-competition and assignment of inventions agreement with the Company, a copy of which has previously been made available to the Parent. No independent contractor has provided services to or with respect to the Company for a period of six (6) consecutive months or longer. The Company does not have, and since inception has not had, any temporary or leased employees.

(e) The Company has made available to the Parent a true, correct and complete list as of the date of this Agreement of all Company Employees working in the United States who are not citizens or permanent residents of the United States, that indicates visa, work authorization, and green card status and the date their work authorization is scheduled to expire. All other Company Employees employed in the United States as of the date of this Agreement are citizens or permanent residents. Section 3.16(e) of the Company Disclosure Schedule sets forth as of the date of this Agreement a true, correct and complete list and description of all expatriate contracts that the Company or any Subsidiary has in effect with any Company Employee and all employment contracts and independent contractor arrangements covering any individuals providing services outside the country in which they are nationals. Each Company Employee working in a country other than one of which such Company Employee is a national has a valid work permit, certificate of sponsorship, visa, or other right under applicable Law that permits him or her to be employed lawfully by the Company or the applicable Subsidiary in the country in which he or she is so employed. Section 3.16(e) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a list of each Company Employee who is providing services in the United States and who holds a temporary work authorization (“Work Permit”), including H-1B, TN, E-1, E-2, L-1, F-1 or J-1 visa status or employment authorization document work authorizations, setting forth the name of such Company Employee, the type of Work Permit and the length of time remaining on such Work Permit. With respect to each Work Permit, all of the information that the Company or any Subsidiary provided to the United States Department of Labor (“DOL”) and the United States Customs and Immigration Service (“USCIS”) in the applications for such Work Permit was true and complete at the time of filing such applications and the Company or the applicable Subsidiary received the appropriate notice of approval or other evidence of authorized employment from the USCIS, the DOL, the Department of State or other relevant Governmental Entity with respect to each such Work Permit. Neither the Company nor any Subsidiary has received as of the date of this Agreement any written notice from the USCIS or any other Governmental Entity that any Work Permit has been revoked. As of the date of this Agreement, there is no action pending or, to the Knowledge of the Company, threatened to revoke or adversely modify the terms of any of the Work Permits. The Company or a Subsidiary obtained the necessary prevailing wage documentation for each H-1B worker and has paid and continues to pay each H-1B worker the prevailing wage according to the regulations of the DOL. The Company and its Subsidiaries have complied with all terms of the Labor Condition Applications for all H-1B workers and have maintained all documentation required by the DOL regulations.

(f) The Company has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from Company Employees and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(g) As of the date hereof, no charges or complaints are open and pending against the Company or any Subsidiary with the Equal Employment Opportunity Commission, the Office of Federal Contract Compliance Programs (the “OFCCP”), or similar Governmental Entity or pursuant to internal complaint procedures, and, to the Knowledge of the Company, as of the date hereof no current or former employee of the Company or any Subsidiary has made, during the last 12 months, an oral or, during the last three (3) years, a written complaint of discrimination, retaliation or other similar wrongdoing. True, correct and complete information regarding any closed charges or complaints filed since December 31, 2020 through the date of this Agreement with the Equal Employment Opportunity Commission, the OFCCP or similar Governmental Entity (or, with respect to discrimination, retaliation, or similar wrongdoing, pursuant to internal complaint procedures) has been made available to the Parent.

(h) Section 3.15(h) of the Company Disclosure Schedule contains a complete and accurate list of (i) all of the Company’s and each Subsidiary’s written employee handbooks, employment manuals, employment policies, or affirmative action plans and (ii) written summaries of all material unwritten employment policies. Section 3.15(h) of the Company Disclosure Schedule sets forth the policy of the Company and each Subsidiary with respect to accrued vacation, paid time off, accrued sick time and earned time off.

(i) Neither the Company nor any Subsidiary has caused (i) a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment of the Company or any Subsidiary or (ii) a mass layoff as defined in the WARN Act, nor has the Company or any Subsidiary been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law. No employee of the Company or any Subsidiary at a U.S. facility with sufficient numbers of employees to be covered by the WARN Act has suffered an employment loss, as defined in the WARN Act, within the 90 day period ending on the date of this Agreement.

(j) Neither the Company nor any Subsidiary has incurred, and no circumstances exist under which the Company or any Subsidiary could incur, any liability arising from the misclassification of employees as consultants or independent contractors, or from the misclassification of consultants or independent contractors as employees.

3.16 Employee Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a complete and accurate list of all material Company Plans. Complete and accurate copies of (i) all Company Plans which have been reduced to writing, together with all amendments thereto, (ii) written summaries of all material unwritten Company Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, (iv) all annual reports filed on IRS Form 5500 and (for all funded plans) all plan financial statements for the last plan year for each Company Plan, (v) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k), and 401(m) of the Code for the past year , (vi) the current disclosures received by with respect to ERISA Section 408(b)(2) or provided by a Company Plan pursuant to ERISA Section 404(a) and (vii) any written or electronic communications from or to the Internal Revenue Service, the DOL or any other Governmental Entity with respect to a Company Plan (including any voluntary correction submissions), have been delivered to the Parent. No Company Plan is or has been subject to non-U.S. Law.

(b) To the Knowledge of the Company, each Company Plan has been administered in all material respects in accordance with its terms and each of the Company, the Subsidiaries and the ERISA Affiliates has met its obligations in all material respects with respect to each Company Plan and has timely made all required contributions thereto, in each case in all material respects. To the Knowledge of the Company, the Company, the Subsidiaries, each ERISA Affiliate and each Company Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder. All filings and reports as to each Company Plan required to have been submitted to the Internal Revenue Service or to the DOL have been timely submitted. There is no plan or commitment, whether legally binding or not, to create any additional Company Plans or to modify any existing Company Plans.

(c) There are no Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that could give rise to any material liability. No Company Plan is or within the last three (3) calendar years has been the subject of, or has received or provided notice that it is the subject of, examination by a Governmental Entity or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(d) All the Company Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters or opinion letters from the Internal Revenue Service to the effect that such Company Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or is based on prototype or volume submitter documents that have received such letter, no such determination letter or opinion letter has been revoked and revocation has not been threatened, and no such Company Plan has been amended since the date of its most recent determination letter, or opinion letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or increase its cost. There has been no termination or partial termination of such a Company Plan. Each Company Plan that is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date. To the Knowledge of the Company, each Company Plan that provides for compliance with Section 404(c) of ERISA or is intended to comply with such provision, so complies. To the Knowledge of the Company, each Company Plan is in compliance with ERISA Section 408(b)(2) (or other applicable exemption) and with ERISA Section 404(a).

(e) Neither the Company, any Subsidiary nor any ERISA Affiliate has ever maintained or contributed to or had any actual or potential liability with respect to an Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA. At no time has the Company, any Subsidiary or any ERISA Affiliate been obligated to contribute to or had any actual or potential liability with respect to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), any “multiple employer plan” within the meaning of Section 413 of the Code, or any plan sponsored by a “professional employer organization” or similar third party provider.

(f) No act or omission has occurred and no condition exists with respect to any Employee Benefit Plan that, with respect to the Company, would subject the Parent or the Company to (i) any fine, penalty, Tax or liability of any kind imposed under ERISA, the Code or any other applicable Law or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Employee Benefit Plan, nor will the transactions contemplated by this Agreement give rise to any such liability. With respect to the Company Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no material benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the Company Financial Statements. Neither the Company nor any Subsidiary has any liability for benefits (contingent or otherwise) under any Company Plan, except as set forth on the Company Financial Statements. The assets of each Company Plan that is funded are reported at their fair market value on the books and records of such Company Plan. No Company Plan subject to ERISA has assets that include securities issued by any Subsidiary or any ERISA Affiliate.

(g) Each Company Plan is amendable and terminable unilaterally by the Company and any Subsidiary that is a party thereto or covered thereby at any time without liability or expense to the Company, any Subsidiary or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Company Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company or any Subsidiary from amending or terminating any such Company Plan, or in any way limit such action. To the Knowledge of the Company, the investment vehicles used to fund any Company Plan may be changed at any time without incurring a sales charge, surrender fee or other similar expense.

(h) All group health plans of the Company, any Subsidiary and any ERISA Affiliate comply in all material respects with the requirements of COBRA, Code Section 5000, the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act (“PPACA”), and any other comparable domestic or foreign Laws. No Company Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. Neither the Company, any Subsidiary, nor any ERISA Affiliate has any liability or obligation under or with respect to COBRA for its own actions or omissions, or those of any predecessor other than to provide health care continuation coverage to COBRA qualified beneficiaries at their own, and not at the Company’s, expense. No employee, officer, director or manager, or former employee, officer, director, or manager (or beneficiary of any of the foregoing) of the Company or any Subsidiary is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as required by applicable Law, and there have been no written or oral commitments inconsistent with the foregoing.

(i) No Employee Benefit Plan or other contract, agreement, plan or arrangement covering any one or more individuals contains any provision or is subject to any applicable Law that, in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related, concurrent or subsequent termination of services, or in combination with any other event, would (i) increase, accelerate or vest any compensation or benefit, (ii) require termination or retention payments, (iii) provide any term of services or compensation guaranty, (iv) forgive any Indebtedness, (v) require or provide any payment or compensation subject to Section 280G of the Code (and no such payment or compensation has previously been made), (vi) promise or provide any Tax gross ups or indemnification, whether under Sections 409A or 4999 of the Code or otherwise or (vii) measure any values of benefits on the basis of any of the transactions contemplated hereby. No stockholder, employee, officer or director of the Company has been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby.

(j) There are no loans or extensions of credit from the Company, any Subsidiary or any ERISA Affiliate to any Company Employee or any independent contractor to the Company or any Subsidiary. There is no corporate-owned life insurance (COLI), split-dollar life insurance policy or any other life insurance policy on the life of any Company Employee or on any Company Stockholder.

(k) Each Company Equity Award and any other arrangement that is or may be a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been since the later of January 1, 2005 or its inception in compliance in all material respects with Code Section 409A and IRS Notice 2005-1 and has been in documentary compliance in all material respects since January 1, 2009. No corrections of violations of Code Section 409A have occurred. No stock option or equity unit option granted under any Company Plan has an exercise price that has been less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. To the Knowledge of the Company, the Company has made available to the Parent all valuation or similar reports pertaining to the valuation of the Company Stock as of the date of this Agreement.

3.17 Compliance with Laws. Each of the Company and its Subsidiaries has since January 1, 2020 conducted, and is conducting, its business and operations in compliance in all material respects with all applicable Laws. Since January 1, 2020, neither the Company nor any Subsidiary has received any notice or other communication from any Governmental Entity or other Person alleging any noncompliance with any applicable Law. Neither the Company nor any Subsidiary has any material liability for failure to comply with any Law and, to the Knowledge of the Company, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such liability. Neither the Company nor any Subsidiary has conducted any internal investigation with respect to any actual, potential or alleged violation of any Law by any manager, member or other equity holder, officer or Company Employee or concerning any actual or alleged fraud.

3.18 Unlawful Payments. Since January 1, 2020, the Company and its Subsidiaries are and have been in compliance with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq., the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, all other international anti-bribery conventions and all applicable anti-corruption or bribery Laws in any jurisdiction in which the Company or any Subsidiary has conducted its business (collectively, “Anti-Bribery Laws”). Since January 1, 2020, neither the Company nor any Subsidiary has received any written communication from any Governmental Entity that alleges that the Company or any Subsidiary, or any current or former Representatives thereof, is or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of the Company or any Subsidiary since January 1, 2020. Since January 2020, neither the Company nor any Subsidiary has made or anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws. To the Company’s Knowledge, none of the Company and its Subsidiaries’ current or former Representatives is currently an officer, agent or employee of a Governmental Entity. To the Company’s Knowledge either the Company nor any Subsidiary nor any of their respective current or former Representatives has directly or indirectly offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (a) any Person who is an official, officer, agent, employee or representative of any Governmental Entity or of any existing or prospective customer (whether or not owned by a Governmental Entity), (b) any political party or official thereof, (c) any candidate for political or political party office or (d) any other Person affiliated with any such customer, political party or official or political office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or other Person affiliated with any such customer, political party or official or political office.

3.19 Permits and Regulatory Matters.

(a) To the Knowledge of the Company, each of the Company and its Subsidiaries owns or holds all material Permits that are required for the Company and its Subsidiaries, respectively, to conduct their business as presently conducted or as proposed to be conducted. Each such Permit is in full force and effect; the Company or the applicable Subsidiary, as the case may be, is in compliance in all material respects with the terms of each such Permit; and, to the Knowledge of the Company, no suspension or cancellation of such Permit is threatened and, to the Knowledge of the Company, there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Closing. The Company has made available to the Parent all such Permits as of the date of this Agreement.

(b) All manufacturing, processing, distribution, labeling, storage, testing, specifications and sampling of products performed by or on behalf of the Company or any Subsidiary are in material compliance with all applicable Laws administered or issued by the FDA, the EMA or any other Governmental Entity exercising comparable authority. Since January 1, 2020, neither the Company nor any Subsidiary has received any written notices or correspondence from the FDA, the EMA or any other Governmental Entity exercising comparable authority, and there is no action or proceeding pending or threatened in writing (including any prosecution, injunction, seizure, civil fine, suspension or recall) or, to the Company’s Knowledge, orally, in each case alleging that the Company or any Subsidiary is not currently in compliance with any and all applicable Laws implemented by the FDA, the EMA or any other Governmental Entity exercising comparable authority.

(c) The nonclinical and preclinical studies conducted by or on behalf of the Company and its Subsidiaries were and, if still pending, are being conducted in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards, including Good Laboratory Practices (GLPs); neither the Company nor any Subsidiary has received any written notices or correspondence from the Regulatory Authorities requiring the termination, suspension or modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company and/or any of the Subsidiaries. The Company has made available to the Parent all written formal communications submitted by or on behalf of the Company or any of its Subsidiaries to any Regulatory Authority, as of the date of this Agreement and each such communication, including all supplements and amendments thereto, was true, complete and correct as of the applicable date thereof. Neither the Company nor any of its Subsidiaries has ever conducted any clinical trials.

(d) The Company has made available to the Parent all of the raw preclinical, nonclinical and other data associated with the Company’s Customer Offerings as of the date of this Agreement. All summaries of preclinical, nonclinical and other data and studies provided by the Company to the Parent are consistent with the raw preclinical, nonclinical and other data associated with the Company’s Customer Offerings and are true, complete and accurate descriptions of the subject matter thereof.

3.20 Insurance. Section 3.20 of the Company Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, director and officer liability, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or any Subsidiary is a party, a named insured or otherwise the beneficiary of coverage, all of which are in full force and effect. Such insurance policies are of the type and in the amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Company. There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, and, to the Knowledge of the Company, neither the Company nor any Subsidiary may be liable for retroactive premiums or similar payments, and the Company and its Subsidiaries are otherwise in compliance with the terms of such policies in all material respects. The Company has no Knowledge of any threatened termination of, or premium increase with respect to, any such policy. Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. Section 3.20 of the Company Disclosure Schedule identifies all claims asserted by the Company pursuant to any insurance policy since December 31, 2019 and describes the nature and status of each such claim.

3.21 Certain Business Relationships With Affiliates. No Affiliate of the Company or any Subsidiary, directly or indirectly, (a) owns any property or right, tangible or intangible, which is used in the business of the Company or any Subsidiary, (b) has any claim or cause of action against the Company or any Subsidiary, (c) owes any money to, or is owed any money by, the Company or any Subsidiary, or (d) is a party to any contract or other arrangement (written or oral) with the Company or any Subsidiary. Section 3.21 of the Company Disclosure Schedule describes any transactions or relationships between the Company or any Subsidiary and any Affiliate thereof that occurred or have existed since the beginning of the time period covered by the Company Financial Statements.

3.22 Investor Questionnaires. Each Company Equityholder receiving shares of Parent Common Stock as part of the Aggregate Consideration has completed, executed and delivered to the Company an Investor Questionnaire (the “Investor Questionnaire”), dated as of a recent date, and copies of all such executed Investor Questionnaires have been made available to Parent. The Company has no reason to believe that the statements set forth therein are not true in any material respect.

3.23 Brokers; Schedule of Fees and Expenses. Neither the Company nor any Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.24 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or any Subsidiary.

3.25 No Other Representations and Warranties. Except as set forth in this Article III or in any certificate delivered by the Company to Parent and/or Transitory Subsidiary pursuant to this Agreement or otherwise in the case of Fraud, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

3.26 Reliance. The Company acknowledges that, except for the representations and warranties contained in Article IV, neither the Parent nor any other Person has made, and the Company has not relied on, any other express or implied representation or warranty by or on behalf of the Parent or any other Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE TRANSITORY SUBSIDIARY

Each of the Parent and Transitory Subsidiary represents and warrants to the Company, as of the date of this Agreement and as of the Closing Date, that, except (a) as set forth in the Parent Disclosure Schedule or (b) as disclosed in the Parent SEC Reports that were publicly available on EDGAR at least one (1) Business Day prior to the date of this Agreement (but excluding any risk factor or similar disclosure under the headings “Risk Factors”, “Forward-Looking Statements” or other similar cautionary, predictive or forward-looking disclosures contained therein), the statements contained in this Article IV are true and correct as of the date of this Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The Parent Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article IV; provided, however, that the disclosures in any section or paragraph of the Parent Disclosure Schedule shall qualify (a) the corresponding section or paragraph in this Article IV and (b) such other sections or paragraphs in this Article IV (whether or not there is a specific cross reference) to the extent that it is reasonably apparent on the face of the disclosure that such disclosure also qualifies or applies to such other section or paragraph.

4.1 Organization, Standing and Power. Each of the Parent and Transitory Subsidiary is a corporation or limited liability company and, to the extent applicable, duly organized, validly existing and in good standing under the Laws of the state of Delaware. The Parent has all requisite power and authority (corporate and other) to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

4.2 Authority; No Conflict; Required Filings and Consents.

(a) Each of the Parent and Transitory Subsidiary has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by the Parent and Transitory Subsidiary of this Agreement and the consummation by the Parent and Transitory Subsidiary of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Parent and the Transitory Subsidiary, respectively. This Agreement has been duly and validly executed and delivered by the Parent and the Transitory Subsidiary and constitutes a valid and binding obligation of the Parent and the Transitory Subsidiary, enforceable against them in accordance with its terms.

(b) Subject to the filing of the Certificate of Merger as required by the DGCL, neither the execution and delivery by the Parent or the Transitory Subsidiary of this Agreement, nor the performance by the Parent or the Transitory Subsidiary of their respective obligations hereunder or thereunder, nor the consummation by the Parent or the Transitory Subsidiary of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the charter or By-laws of the Parent or the Transitory Subsidiary, (ii) require on the part of the Parent or the Transitory Subsidiary any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of Indebtedness, Lien or other agreement to which the Parent or Transitory Subsidiary is a party or by which any of them are bound or to which any of their assets are subject, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Parent or the Transitory Subsidiary or any of their properties or assets.

(c) No material consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Parent or the Transitory Subsidiary in connection with the execution and delivery of this Agreement by the Parent or the Transitory Subsidiary or the consummation by the Parent or the Transitory Subsidiary of the transactions contemplated by this Agreement, except for the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business.

4.3 Operations of Transitory Subsidiary. Transitory Subsidiary a wholly owned subsidiary of Parent and has not engaged in any business activities or conducted any operations of any kind, entered into any agreement or arrangement with any person, or incurred, directly or indirectly, any liabilities, in each case except in connection with its incorporation and the negotiation of this Agreement.

4.4 Capitalization. The authorized capital stock of the Parent consists of 300,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock, $0.001 par value per share (“Parent Preferred Stock”). As of the close of business on the Business Day prior to the date of this Agreement, there were (a) 112,996,223 shares of Parent Common Stock outstanding, (b) no shares of Parent Preferred Stock outstanding and (c) no shares of Parent Common Stock held in treasury, and since that time through the date of this Agreement, the Parent has not issued any shares of Parent Common Stock or Parent Preferred Stock except for issuances of shares of Parent Common Stock upon the exercise of employee stock options that were outstanding at such time. As of the date of this Agreement, all outstanding equity awards of Parent were set forth in the publicly available Parent SEC Reports as of the date of this Agreement, other than grants of equity awards in the Ordinary Course of Business or to new hires and exercises of employee stock options.

4.5 Parent Stock. The shares of Parent Common Stock subject to issuance pursuant to Article II of this Agreement, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (other than restrictions on transfer imposed under applicable securities Laws and restrictions on transfer thereof as provided for herein or Liens imposed as a result of any action or inaction of the Company or any Company Equityholder), and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the organizational documents of the Parent or any agreement to which Parent is a party or is otherwise bound.

4.6 SEC Filings; Financial Statements. The Parent has filed all forms, reports, certifications and other documents required to be filed by Parent with the SEC since January 1, 2021. All such registration statements, forms, reports and other documents are referred to herein as the “Parent SEC Reports.” All of the Parent SEC Reports (a) were filed on a timely basis, and (b) at the time filed, complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Parent SEC Reports and (c) do not, as of the date hereof, contain a material misstatement or omission except as set forth in disclosures or as would not reasonably be expected to have a Parent Material Adverse Effect. Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in the Parent SEC Reports at the time filed (a) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (b) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (c) fairly presented in accordance with GAAP the consolidated financial position of Parent and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

(a) Except as would not reasonably be expected to result in a Parent Material Adverse Effect, the Parent maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Parent and to maintain accountability for the Parent’s assets, (iii) access to assets of the Parent is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Parent is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b) The Parent maintains disclosure controls and procedures that are effective to ensure that all material information concerning the Parent is made known on a timely basis to the individuals responsible for the preparation of the Parent’s financial statements.

4.7 Absence of Certain Changes. Since December 31, 2021, (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Parent Material Adverse Effect, (b) the Parent and the Subsidiaries have conducted their businesses in the Ordinary Course of Business and (c) neither the Parent nor any Subsidiary has taken has taken any of the actions set forth in clauses (a) through (o) of Section 5.2.

4.8 Intellectual Property.

(a) All assignments of Parent Registrations to the Parent or any Subsidiary have been properly executed and recorded. To the Knowledge of the Parent, all Parent Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Parent, and there are no Liens on any of the Parent Registrations.

(b) To the Knowledge of the Parent, there are no inventorship challenges, opposition or nullity proceedings or interferences declared or commenced, or threatened in writing, with respect to any Patent Rights included in the Parent Registrations. To the Knowledge of the Parent, the Parent and the Subsidiaries have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Parent or any Subsidiary and have made no misrepresentation in such applications. The Parent has no Knowledge of any information that would preclude the Parent or any Subsidiary from having clear title to the Parent Registrations or affecting the patentability, validity or enforceability of any Parent Registrations. To the Knowledge of the Parent, there has been no public disclosure of any Parent Intellectual Property, including in trade publications or at trade shows, prior to filing of any Parent Registrations with respect thereto.

(c) To the Knowledge of the Parent, each item of Parent Intellectual Property will be owned or available for use by the Parent or a subsidiary of the Parent following the Closing on the same terms and conditions as it was immediately prior to the Closing. To the Knowledge of the Parent, the Parent or a Subsidiary is the sole and exclusive owner of all Parent Owned Intellectual Property, free and clear of any Liens. To the Knowledge of the Parent, the Parent Intellectual Property constitutes all Intellectual Property necessary (i) to Exploit Parent’s Customer Offerings in the manner so done currently and contemplated to be done in the future by the Parent and the Subsidiaries, (ii) to Exploit the Internal Systems as they are currently used and contemplated to be used in the future by the Parent and the Subsidiaries and (iii) otherwise to conduct the business of the Parent and the Subsidiaries in the manner currently conducted and contemplated to be conducted in the future by the Parent and the Subsidiaries.

(d) To the Knowledge of the Parent, the Parent or the appropriate Subsidiary, as applicable, has taken all necessary measures to protect the proprietary nature of each item of Parent Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof, except as would not individually or in the aggregate reasonably be expected to be material to the Parent. To the Knowledge of the Parent, the Parent and each Subsidiary has complied with all applicable contractual and legal requirements pertaining to information privacy and security, except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent. To the Knowledge of the Parent, no complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made or threatened in writing against the Parent or any Subsidiary. To the Knowledge of the Parent, there has been no material: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Parent or any Subsidiary, or (ii) breach of the Parent’s or any Subsidiary’s security procedures wherein confidential information has been disclosed to a third Person.

(e) To the Knowledge of the Parent, none of Parent’s Customer Offerings, or the Exploitation thereof by the Parent or the Subsidiaries or by any reseller, distributor, customer or user thereof, or any other activity of the Parent or the Subsidiaries, infringes or violates, or constitutes a misappropriation of, or in the past has infringed or violated, or constituted a misappropriation of, any Intellectual Property rights of any third party that could reasonably be expected to be material to the Parent. To the Knowledge of the Parent, there are no complaints, claims or notices, or written threats of any of the foregoing (including any notification that a license under any patent is or may be required by, or is available for license to, the Parent), received by the Parent or any Subsidiary alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by the Parent or any Subsidiary from any reseller, distributor, customer, user or any other third party.

(f) To the Knowledge of the Parent, no Person (including any Parent Employee or current or former consultant of the Parent or the Subsidiaries) is infringing, violating or misappropriating any of the Parent Owned Intellectual Property or any of the Parent Licensed Intellectual Property that is exclusively licensed to the Parent or any Subsidiary in a manner that could reasonably be expected to be material to the Parent. To the Knowledge of the Parent, the Parent has provided to the Parent copies of all correspondence, analyses, legal opinions, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Parent Owned Intellectual Property.

(g) To the Knowledge of the Parent, except as described in Section 4.8(g) of the Parent Disclosure Schedule or otherwise pursuant to contracts entered into in the Ordinary Course of Business or as would not be material to Parent and its Subsidiaries, taken as a whole, neither the Parent nor any Subsidiary has agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any of Parent’s Customer Offerings or any third party Intellectual Property rights. Neither the Parent nor any Subsidiary is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(h) To the Knowledge of the Parent, no third party inventions, methods, services, materials, or processes or related to Software are included in or required to Exploit Parent’s Customer Offerings or Internal Systems, excluding currently-available, off the shelf software programs or authorized modifications thereto. To the Knowledge of the Parent, none of Parent’s Customer Offerings or Internal Systems includes “shareware,” “freeware” or other Software or other material that was obtained by the Parent or any Subsidiary from third parties, excluding currently-available, off the shelf software programs or authorized modifications thereto.

(i) To the Knowledge of the Parent, neither the Parent nor any Subsidiary has licensed, distributed or disclosed, and knows of no distribution or disclosure by others (including any Parent Employee or any current or former contractor of the Parent or any Subsidiary) of, the Parent Source Code to any Person, and to the Knowledge of the Parent, the Parent and the Subsidiaries have taken reasonable physical and electronic security measures to prevent disclosure of such Parent Source Code. To the Knowledge of the Parent, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the disclosure or release of such Parent Source Code by the Parent, the Subsidiaries, their escrow agent(s) or any other Person to any third party.

(j) To the Knowledge of the Parent, all of the Software and Documentation comprising, incorporated in or bundled with Parent’s Customer Offerings or Internal Systems have been designed, authored, tested and debugged by regular Parent Employees within the scope of their employment or by independent contractors of the Parent or a Subsidiary who have executed valid and binding agreements expressly assigning all right, title and interest in such copyrightable materials to the Parent or a Subsidiary, waiving their non-assignable rights (including moral rights) in favor of the Parent or a Subsidiary and its permitted assigns and licensees, and have no residual claim to such materials.

(k) To the Knowledge of the Parent, neither the Parent nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, Parent’s Customer Offerings; (ii) distributed Open Source Materials in conjunction with any other software developed or distributed by the Parent or any Subsidiary; or (iii) used Open Source Materials that create, or purport to create, obligations for the Parent or any Subsidiary with respect to Parent’s Customer Offerings or grant, or purport to grant, to any third party, any rights or immunities under Intellectual Property rights (including using any Open Source Materials that require, as a condition of Exploitation of such Open Source Materials, that other Software incorporated into, derived from or distributed with such Open Source Materials be (A) made available, disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, (C) redistributable at no charge or minimal charge, or (D) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind).

(l) To the Knowledge of the Parent, Parent’s Customer Offerings and the Internal Systems are free from defects in design, workmanship and materials and conform to the written Documentation and specifications therefor except as would not reasonably be expected to be material to the Parent. To the Knowledge of the Parent, Parent’s Customer Offerings and the Internal Systems do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. To the Knowledge of the Parent, the Parent and the Subsidiaries have not received any written warranty claims, contractual terminations or requests for settlement or refund due to the failure of Parent’s Customer Offerings to meet their specifications or otherwise to satisfy end user needs or for harm or damage to any third party except as set forth Section 4.8(l) of the Parent Disclosure Schedule. Except as set forth on Section 4.8(l) of the Parent Disclosure Schedule, the Parent and the Subsidiaries have neither sought, applied for nor received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or funding source in connection with the Exploitation of Parent’s Customer Offerings, the Internal Systems or any facilities or equipment used in connection therewith. Except as set forth on Section 4.8(l) of the Parent Disclosure Schedule, no university or Governmental Entity has sponsored any research or development conducted by the Parent or any Subsidiary, or to the Knowledge of the Parent has any claim of right or ownership of or Lien on any Parent Owned Intellectual Property or any Parent Licensed Intellectual Property that is, or is purported to be, exclusively licensed to Parent or any Subsidiary.

(m) To the Knowledge of the Parent, neither the negotiation, execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) a breach of or default under any agreement governing any Parent Intellectual Property, (ii) an impairment of the rights of the Parent or any Subsidiary in or to any Parent Intellectual Property or portion thereof, (iii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien on, any Parent Intellectual Property, (iv) the Parent, any Subsidiary, the Parent or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any Person under any agreement governing any Parent Intellectual Property, or (v) the Parent or any of the Parent’s Affiliates being (A) bound by or subject to any noncompete or licensing obligation or covenant not to sue or (B) obligated to license any of its Intellectual Property to (or obligated not to assert its Intellectual Property against) any Person, in each case that would, individually or in the aggregate, reasonably be expected to be material to the Parent.

4.9 Contracts.

(a) Section 4.9(a) of the Parent Disclosure Schedule lists the following agreements (each a “Parent Contract”) to which the Parent or any Subsidiary is a party(except, for the avoidance of doubt, any such Parent Contracts which Parent has filed with the SEC and that were publicly available on EDGAR at least one Business Day prior to the date of this Agreement):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) which has not been filed with the SEC;

(ii) any agreement providing for any material royalty, milestone or similar payments by the Parent;

(iii) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iv) any agreement (or group of related agreements) under which the Parent or any Subsidiary has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) material Indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Lien on any of its assets, tangible or intangible;

(v) any agreement for the disposition of any material assets or material business of the Parent or any Subsidiary or any agreement for the acquisition of the material assets or material business of any other Person (other than purchases of inventory or components in the Ordinary Course of Business);

(vi) any material settlement agreement or settlement-related agreement (including any agreement in connection with which any employment- or individual services-related claim is settled);

(vii) any material agency, distributor, sales representative, franchise or similar agreements to which the Parent or any Subsidiary is a party or by which the Parent or any Subsidiary is bound;

(viii) any agreement that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of the Parent or any of the Subsidiaries as currently conducted and as currently proposed to be conducted; and

(ix) any agreement relating to grants, funding or other forms of assistance received by the Parent or any Subsidiary from any Governmental Entity.

(b) With respect to each Parent Contract: (i) the Parent Contract is legal, valid, binding and enforceable and in full force and effect against the Parent or the Subsidiary that is the party thereto, as applicable, and, to the Parent’s Knowledge, against each other party thereto; (ii) the Parent Contract will continue to be legal, valid, binding and enforceable and in full force and effect against the Parent or the Subsidiary that is the party thereto, as applicable, and, to the Parent’s Knowledge, against each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither the Parent, any Subsidiary nor, to the Knowledge of the Parent, any other party, is in breach or violation of, or default under, any such Parent Contract, and no event has occurred, is pending or, to the Knowledge of the Parent, is threatened in writing, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by the Parent, any Subsidiary or, to the Knowledge of the Parent, any other party under such Parent Contract,.

(c) To the Knowledge of the Parent, neither the Parent nor any Subsidiary is a party to any oral contract, agreement or other arrangement which, if reduced to written form, would be required to be listed in Section 4.9(a) of the Parent Disclosure Schedule under the terms of Section 4.9(a). To the Knowledge of the Parent, neither the Parent nor any Subsidiary is a party to any written or oral arrangement (i) to perform services or sell products which is expected to be performed at, or to result in, a loss or (ii) for which the customer has already been billed or paid that have not been fully accounted for on the most recent balance sheet contained in the Parent SEC Reports as of the date of this Agreement.

4.10 Compliance with Laws.

Each of Parent and its Subsidiaries has since January 1, 2020 conducted, and is conducting, its business and operations in compliance in all material respects with all applicable Laws. Since January 1, 2020, neither Parent nor any Subsidiary has received any notice or other communication from any Governmental Entity or other Person alleging any noncompliance with any applicable Law. Neither Parent nor any Subsidiary has any material liability for failure to comply with any Law and, to the Knowledge of Parent, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such liability. Neither Parent nor any Subsidiary has conducted any internal investigation with respect to any actual, potential or alleged violation of any Law by any manager, member or other equity holder, officer or Parent Employee or concerning any actual or alleged fraud.

4.11 Unlawful Payments. Since January 1, 2020, Parent and the Subsidiaries are and have been in compliance with all Anti-Bribery Laws. Since January 1, 2020, neither Parent nor any Subsidiary has received any written communication from any Governmental Entity that alleges that Parent or any Subsidiary, or any current or former Representatives thereof, is or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of Parent or any Subsidiary since January 1, 2020. Since January 2020, neither Parent nor any Subsidiary has made or anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws. To Parent’s Knowledge, none of Parent and the Subsidiaries’ current or former Representatives is currently an officer, agent or employee of a Governmental Entity. To Parent’s Knowledge either Parent nor any Subsidiary nor any of their respective current or former Representatives has directly or indirectly offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (a) any Person who is an official, officer, agent, employee or representative of any Governmental Entity or of any existing or prospective customer (whether or not owned by a Governmental Entity), (b) any political party or official thereof, (c) any candidate for political or political party office or (d) any other Person affiliated with any such customer, political party or official or political office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or other Person affiliated with any such customer, political party or official or political office.

4.12 Permits and Regulatory Matters.

(a) To the Knowledge of Parent, Parent or its Subsidiaries owns or holds all material Permits that are required for Parent and the Subsidiaries to conduct their business as presently conducted or as proposed to be conducted, and each such Permit is in full force and effect; Parent or the applicable Subsidiary, as the case may be, is in material compliance with the terms of each such Permit; and, to the Knowledge of Parent, no suspension or cancellation of such Permit is threatened and to the Knowledge of Parent there is no basis for believing that such Permit will not be renewable upon expiration.

(b) All manufacturing, processing, distribution, labeling, storage, testing, specifications and sampling of products performed by or on behalf of Parent or any Subsidiary are in material compliance with all applicable Laws administered or issued by the FDA, the EMA or any other Governmental Entity exercising comparable authority. Since January 1, 2020, neither Parent nor any Subsidiary has received any written notices or correspondence from the FDA, the EMA or any other Governmental Entity exercising comparable authority, and there is no action or proceeding pending or threatened in writing (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that Parent or any Subsidiary is not currently in compliance with any and all applicable Laws implemented by the FDA, the EMA or any other Governmental Entity exercising comparable authority.

(c) To Parent’s Knowledge, the nonclinical and preclinical studies conducted by or on behalf of Parent and the Subsidiaries were and, if still pending, are being conducted in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards, including Good Laboratory Practices (GLPs); neither Parent nor any Subsidiary has received any written notices or correspondence from the Regulatory Authorities requiring the termination, suspension or modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of Parent and/or any of the Subsidiaries. Parent has made available to the Parent all written formal communications submitted by or on behalf of Parent or any of its Subsidiaries to any Regulatory Authority, as of the date of this Agreement and each such communication, including all supplements and amendments thereto, was true, complete and correct as of the applicable date thereof. Neither Parent nor any of its Subsidiaries has ever conducted any clinical trials.

4.13 Financial Advisor. Except as set forth in Section 4.13 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission based upon arrangements made by or on behalf of Parent or Transitory Subsidiary respect of any of the transactions contemplated hereby.

4.14 Litigation. As of the date of this Agreement, there is no Legal Proceeding pending or, to the Knowledge of the Parent, threatened with respect to, against or affecting the Parent or any Subsidiary or any current or former officer, director, employee, consultant, agent or stockholder of the Parent or any Subsidiary in its, his or her capacity as such or with respect to the Parent or any Subsidiary, or seeking to prevent or delay the transactions contemplated hereby, and no notice of any Legal Proceeding involving or relating to the Parent or any Subsidiary, whether pending or threatened, has been received by the Parent or any Subsidiary, in each case as would reasonably be expected to result in a Parent Material Adverse Effect. As of the date of this Agreement, there are no material judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency or other Governmental Entity, by arbitration or otherwise) against or involving the Parent or any Subsidiary. As of the date of this Agreement, there is no material Legal Proceeding by the Parent or any Subsidiary pending, or which the Parent or any Subsidiary has commenced preparations to initiate, against any other Person.

4.15 Certain Business Relationships With Affiliates. No Affiliate of Parent or any Subsidiary, directly or indirectly, (a) owns any property or right, tangible or intangible, which is used in the business of Parent or any Subsidiary, (b) has any claim or cause of action against Parent or any Subsidiary, (c) owes any money to, or is owed any money by, Parent or any Subsidiary, or (d) is a party to any contract or other arrangement (written or oral) with Parent or any Subsidiary. Section 4.15 of the Parent Disclosure Schedule describes any transactions or relationships between Parent or any Subsidiary and any Affiliate thereof that occurred or have existed since the beginning of the time period covered by the financial statements included in the Parent SEC Reports as of the date of this Agreement.

4.16 Taxes.

(a) Except as would not reasonably be expected to result in a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries has properly filed on a timely basis (taking into account all applicable extensions) all income and other material Tax Returns that it was required to file, and all such Tax Returns are true, correct and complete in all material respects and were prepared in compliance with all applicable Laws, (ii) each of Parent and its Subsidiaries has paid on a timely basis all material Taxes, whether or not shown on any Tax Return, that were due and payable, (iii) Parent and its Subsidiaries have no liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the Parent or any such Subsidiary, (iv) all material Taxes that each of Parent and its Subsidiaries is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and (v) no examination or audit or other action of or relating to any Tax Return of Parent or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the Knowledge of Parent, threatened or contemplated.

(b) The Transitory Subsidiary was, and continues to be treated as an entity disregarded from Parent for U.S. federal income tax purposes since the date of its formation.

(c) Notwithstanding anything to the contrary contained herein, no section of this Agreement (including this Section 4.16) shall be treated as containing any express or implied representations or warranties relating to Tax assets, or the existence, amount, expiration date or limitations on (or availability or usability of) any Tax attribute, in each case with respect to the Parent.

4.17 NASDAQ Compliance. Except as described in the Parent SEC Reports, to the Parent’s Knowledge, Parent is in compliance in all material respects with all Nasdaq continued listing requirements. There are no proceedings pending or, to Parent’s Knowledge, threatened against the Parent relating to the continued listing of the Parent Common Stock on Nasdaq, and, other than the deficiency letter received by Parent from Nasdaq on May 31, 2022, Parent has not received any notice of, nor to the Parent’s Knowledge is there any reasonable basis for, the delisting of the Parent Common Stock from Nasdaq.

4.18 No Other Representations and Warranties. Except as previously set forth in this Article IV or in any certificate delivered by Parent or the Transitory Subsidiary to the Company pursuant to this Agreement or otherwise in the case of Fraud, neither Parent nor the Transitory Subsidiary makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed

4.19 Reliance. Parent acknowledges that, except for the representations and warranties contained in Article III, neither the Company nor any other Person has made, and Parent has not relied on, any other express or implied representation or warranty by or on behalf of the Company or any other Person.

ARTICLE V

PRE-CLOSING COVENANTS

5.1 Operation of the Company’s Business. Except as expressly contemplated by this Agreement, as set forth on Section 5.1 of the Company Disclosure Schedule or as required by applicable Law (including any COVID-19 Measures), during the Pre-Closing Period, without the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use commercially reasonable efforts to, and shall cause each Subsidiary to use commercially reasonable efforts to, conduct its operations only in the Ordinary Course of Business and in compliance with all applicable Laws in all material respects and, to the extent consistent therewith, use its commercially reasonable efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it and to continue the timely payment of its accounts payable that are not subject to good faith dispute. Without limiting the generality of the foregoing, during the Pre-Closing Period and except as set forth on Section 5.1 of the Company Disclosure Schedule , the Company shall not, and shall cause each Subsidiary not to, without the written consent of Parent (such consent shall not be unreasonably withheld, conditioned or delayed):

(a) issue or sell any stock or other securities of the Company or any Subsidiary or any options, warrants or rights to acquire any such stock or other securities, or amend any of the terms of any Company Options or restricted stock agreements, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or repurchase or redeem any stock or other securities of the Company (except from former employees, directors or consultants in accordance with agreements in place on the date of this Agreement and providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to the Company or any Subsidiary);

(b) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c) (i) create, incur or assume any Indebtedness (other than (x) interest incurred with respect to Indebtedness outstanding as of the date hereof in accordance with its terms and (y) Employee Amounts incurred in compliance with clause (e) below); (ii) assume, guarantee, endorse or otherwise agree to be liable (whether directly, contingently or otherwise) for the obligations of any other Person; or (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than investments of cash in cash equivalents in the Ordinary Course of Business);

(d) Hire any new officers or, except in the Ordinary Course of Business, any new employees or consultants;

(e) except as required to comply with applicable Law or pursuant to agreements, plans or arrangements existing on the date hereof and disclosed in Section 5.1(e) of the Company Disclosure Schedule, (i) adopt, enter into, terminate or amend any employment or severance plan, agreement or arrangement, any Company Plan or any collective bargaining agreement, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Company Equity Awards, (iv) except as contemplated in any other provision of this Section 5.1(e), pay any material benefit not provided for as of the date of this Agreement under any Company Plan, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, or (v) take any action to fund any Company Plan other than the payment of premiums due or contributions owed in the Ordinary Course of Business; provided, that, nothing herein shall prohibit (A) the acceleration of the vesting of any Company Equity Awards as determined by the Company in its reasonable discretion and solely to the extent such acceleration would not result in any violation of Law, (B) entering into agreements with, and paying compensation, fringe benefits, bonuses and other benefits to, new hires made in compliance with subsection 5.1(d) in the Ordinary Course of Business and (C) entering into agreements with, and paying compensation, fringe benefits, bonuses and other benefits to for any individual not in excess $150,000 with respect to such individual.

(f) acquire, sell, lease, license or dispose of any assets or property (including any Intellectual Property or any shares or other equity interests in or securities of any Subsidiary or any other corporation, partnership, association or other business organization or division thereof), other than in the Ordinary Course of Business;

(g) mortgage or pledge any of its property or assets or enter into an agreement that subjects any such property or assets to any Lien;

(h) discharge or satisfy any Lien other than in the Ordinary Course of Business or as required by Law or a contract existing on the date of this Agreement (and which has, to the extent such Contract is a Contract as of the date of this Agreement, been made available to Parent) or entered into in compliance with this Agreement;

(i) form any Subsidiary or acquire any equity interest or other interest in any other Entity (other than investments of cash and cash equivalents in the Ordinary Course of Business) or enter into a joint venture with any other Entity;

(j) other than as contemplated by the transactions set forth in this Agreement, amend its Organizational Documents;

(k) forgive any loans to any Person, including its employees, officers, directors or Affiliates, other than the settlement of accounts receivable in the Ordinary Course of Business;

(l) sell, assign, transfer, license or sublicense any Company Intellectual Property;

(m) change the nature or scope of its business being carried on as of the date of this Agreement in any material respect or commence any new business not being ancillary or incidental to such business or take any action to alter its general organizational or management structure;

(n) change its accounting methods, principles or practices in any material respect, except insofar as may be required by a generally applicable change in GAAP or applicable Law;

(o) except as required by applicable Law, make, or amend, any filings with the FDA, EMA or any other Regulatory Authority;

(p) except as required by applicable Law, make or change any material Tax election, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any Tax liability, claim or assessment, or surrender any right to claim a material refund of Taxes;

(q) make or commit to make any capital expenditure in excess of $25,000 per item or $50,000 in the aggregate;

(r) institute or settle any Legal Proceeding (other than to enforce the terms of this Agreement and the other agreements relating to the transaction or otherwise in accordance with Section 8.9); or

(s) agree in writing or otherwise to take any of the foregoing actions.

5.2 Operation of Parent’s Business. Except as expressly contemplated by this Agreement, as set forth on Section 5.2 of the Parent Disclosure Schedule or as required by applicable Law (including any COVID-19 Measures), during the Pre-Closing Period, without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall use commercially reasonable efforts to, and shall cause each Subsidiary to use commercially reasonable efforts to, conduct its operations only in the Ordinary Course of Business and in compliance with all applicable Laws in all material respects and, to the extent consistent therewith, use its commercially reasonable efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it and to continue the timely payment of its accounts payable that are not subject to good faith dispute. Without limiting the generality of the foregoing, during the Pre-Closing Period and except as set forth on Section 5.2 of the Parent Disclosure Schedule, Parent shall not, and shall cause each Subsidiary not to, without the written consent of the Company (such consent shall not be unreasonably withheld, conditioned or delayed):

(a) issue or sell any stock or other securities of Parent or any Subsidiary or any options, warrants or rights to acquire any such stock or other securities (except for shares of Parent Common Stock issued upon settlement of employee awards existing on the date of this Agreement), or amend any of the terms of any stock options or restricted stock agreements, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or repurchase or redeem any stock or other securities of Parent or any Subsidiary (except from former employees, directors or consultants in accordance with agreements in place on the date of this Agreement and providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to Parent or any Subsidiary);

(b) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c) (i) create, incur or assume any Indebtedness (other than interest incurred with respect to Indebtedness outstanding as of the date hereof in accordance with its terms); (ii) assume, guarantee, endorse or otherwise agree to be liable (whether directly, contingently or otherwise) for the obligations of any other Person; or (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than investments of cash in cash equivalents in the Ordinary Course of Business);

(d) hire any new officers or, except in the Ordinary Course of Business, any new employees;

(e) except as required to comply with applicable Law or pursuant to agreements, plans or arrangements existing on the date hereof and disclosed in Section 5.2(e) of Parent Disclosure Schedule, (i) adopt, enter into, terminate or amend any employment or severance plan, agreement or arrangement, any Parent Plan or any collective bargaining agreement, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Parent Equity Awards, or (iv) pay any benefit not provided for as of the date of this Agreement under any Parent Plan, grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of equity or equity-based compensation, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder;

(f) acquire, sell, lease, license or dispose of any Intellectual Property or any other material assets or property, other than in the Ordinary Course of Business;

(g) enter into a joint venture;

(h) amend its Organizational Documents;

(i) change the nature or scope of its business being carried on as of the date of this Agreement in any material respect or commence any new business not being ancillary or incidental to such business or take any action to alter its general organizational or management structure;

(j) change its accounting methods, principles or practices in any material respect, except insofar as may be required by a generally applicable change in GAAP or applicable Law;

(k) except as required by applicable Law, make, or amend, any filings with the FDA, EMA or any other Regulatory Authority;

(l) except as required by applicable Law, make or change any material Tax election, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any Tax liability, claim or assessment, or surrender any right to claim a material refund of Taxes;

(m) make or commit to make any capital expenditure in excess of $75,000 per item or $250,000 in the aggregate;

(n) institute or settle any Legal Proceeding (other than to enforce the terms of this Agreement or the other agreements relating to the transaction or otherwise in accordance with Section 8.9); or

(o) agree in writing or otherwise to take any of the foregoing actions.

5.3 Parent No Solicitation.

(a) Parent agrees that, during the Pre-Closing Period, it shall not, and shall not authorize any of its Representatives to (and it shall use its reasonable best effort to cause its Representatives not to), directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding Parent to any Person for the purpose of encouraging, or in response to, an Acquisition Proposal or Acquisition Inquiry, provided that the foregoing clause (ii) shall not prohibit filings required by applicable securities Laws, including but not limited to Section 15(c) or 15(d) of the Exchange Act, or stock exchange rule, or otherwise directing such person to Parent’s SEC filings; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 5.3) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.7); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 5.3(a)); (vi) publicly propose to do any of the foregoing; or (vii) agree, resolve or commit (or, for the avoidance of doubt, Parent Board or any committee thereof to resolve, agree or commit) to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.3 and subject to compliance with this Section 5.3, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent to, and enter into discussions or negotiations with, any Person in response to an unsolicited bona fide written Acquisition Proposal by such Person, which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or would be reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any of its Representatives shall have materially breached this Section 5.3, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Parent as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such non-public information to such

Person, Parent furnishes such non-public information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 5.3, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.3 by Parent for purposes of this Agreement.

(b) If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in any event within 24 hours) advise the Company orally and in writing of (i) the receipt of such Acquisition Proposal or Acquisition Inquiry, (ii) any non-public information provided to a Person who has made an Acquisition Proposal or Acquisition Inquiry in response to a request from such Person, (iii) the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and (iv) the material terms thereof as well as complete copies of any written Acquisition Proposals, Acquisition Inquiries or any other written communications from such Person or its Representatives, including any proposed agreements, and Parent thereafter shall keep the Company reasonably informed, on a reasonably current basis, with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry, including informing the Company on a reasonably current basis (and, in any event, within 24 hours) of any material amendment or modification or proposed material amendment or modification to any such Acquisition Proposal or Acquisition Inquiry.

(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement and request the destruction or return of any non-public information of Parent provided to such Person as soon as practicable after the date of this Agreement.

5.4 Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of their respective Representatives to (and it and each of its Subsidiaries shall use its reasonable best efforts to cause its Representatives not to), directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding the Company or any of its Subsidiaries to any Person for the purpose of encouraging, or in response to, an Acquisition Proposal or Acquisition Inquiry, provided that the foregoing shall not prohibit filings required by Law, including but not limited to Section 15(c) or 15(d) of the Exchange Act, or stock exchange rule; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 5.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; (vi) publicly propose to do any of the foregoing; or (vii) agree, resolve or commit to do any of the foregoing; provided, however, that notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to obtaining the Company Stockholder Approval, the Company may furnish non-public information regarding the Company to, and enter into discussions or negotiations with, any Person in response to an unsolicited bona fide written Acquisition Proposal by such Person, which the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, constitutes, or would be reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither the Company nor any of its Representatives shall have materially breached this Section 5.4, (B) the Company Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) the Company receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to the Company as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company or any of its Subsidiaries (whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries) takes any action that, if taken by the Company, would constitute a breach of this Section 5.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by the Company for purposes of this Agreement.

(b) If the Company, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in any event within 24 hours) advise Parent orally and in writing of (i) the receipt of such Acquisition Proposal or Acquisition Inquiry, (ii) any non-public information provided to a Person who has made an Acquisition Proposal or Acquisition Inquiry in response to a request from such Person, (iii) the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and (iv) the material terms thereof as well as complete copies of any written Acquisition Proposals, Acquisition Inquiries or any other written communications from such Person or its Representatives, including any proposed agreements, and the Company thereafter shall keep Parent reasonably informed, on a reasonably current basis, with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry, including informing Parent on a reasonably current basis (and, in any event, within 24 hours) of any material amendment or modification or proposed material amendment or modification to any such Acquisition Proposal or Acquisition Inquiry.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement and request the destruction or return of any non-public information of the Company or any of its Subsidiaries provided to such Person as soon as practicable after the date of this Agreement.

5.5 Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall promptly (and in no event later than one (1) Business Day after the Company becomes aware of same) notify Parent (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company or its Subsidiaries is commenced, or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries or, to the Company’s Knowledge, any director or officer of the Company or its Subsidiaries; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in Article III of this Agreement that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VI impossible; provided, however, that the failure by the Company to provide such prompt notice shall not constitute a breach of covenant for purposes of Section 6.1(c) or Article VII; or (iv) if any communication is received from the FDA or comparable Governmental Entity concerning the Company’s business or the Company, as applicable (and if such communication is in writing, furnish copies of any relevant documents). No notification given to Parent pursuant to this Section 5.5(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Article VI, as applicable.

(b) During the Pre-Closing Period, Parent shall promptly (and in no event later than one (1) Business Day after the Parent becomes aware of same) notify the Company (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or its Subsidiaries is commenced, or, to Parent’s Knowledge, threatened against Parent or, to Parent’s Knowledge, any director or officer of Parent; (iii) the Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VI impossible; provided, however, that the failure by the Parent to provide such prompt notice shall not constitute a breach of covenant for purposes of Section 6.2(b) or Article VII; or (iv) if any communication is received from the FDA or comparable Government Entity concerning Parent’s business or the Parent, as applicable. No notification given to the Company pursuant to this Section 5.5(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement or the Parent Disclosure Schedule for purposes of Article VI, as applicable.

5.6 Proxy Statement.

(a) As promptly as practicable after the date of this Agreement (and in any event, no later than thirty (30) days after the date of this Agreement, or such other date as may be agreed by the parties), the parties shall prepare, and Parent shall cause to be filed with the SEC, the Proxy Statement. Parent covenants and agrees that the Proxy Statement will not, at the time the Proxy Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to Parent’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by or on behalf of the Company to Parent for inclusion in the Proxy Statement (including the Company Audited Financial Statements and/or the Company Interim Financial Statements as included on the Company Financial Statements, as the case may be) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by or on behalf of the Company or any of its Representatives for inclusion therein, and the Company makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, other than with respect to the information provided by or on behalf of the Company or any of its Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Proxy Statement, prior to the filing or submission thereof with or to the SEC. Parent shall use commercially reasonable efforts to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as reasonably practicable after the resolution of SEC staff comments and the filing of the Definitive Proxy Statement. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.6, including that the Company shall use reasonable best efforts to promptly provide the financial statements required for inclusion in the Proxy Statement under applicable securities law and the rules and regulations of the SEC. If Parent, Transitory Subsidiary or the Company become aware of any event or information that, pursuant to the Exchange Act, should be disclosed in an amendment or supplement to the Proxy Statement, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders. No filing of, or amendment or supplement to, the Proxy Statement will be made by Parent, in each case, without the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed. The Company and Parent shall each use commercially reasonable efforts to cause the Proxy Statement to comply with applicable federal and state securities laws requirements.

(b) The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Proxy Statement or reasonably requested by the other Party to be included in the Proxy Statement.

5.7 Parent Stockholders’ Meeting.

(a) Promptly as reasonably practicable after the resolution of SEC staff comments and the filing of the Definitive Proxy Statement, Parent shall take all action reasonably necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of (i) the issuance of Parent Common Stock under this Agreement and in accordance with Nasdaq Listing Rule 5635; and (ii) any other proposals the Parties reasonably deem necessary or desirable to consummate the Contemplated Transactions (the matters contemplated by this Section 5.7(a)(i) are collectively referred to as the “Parent Stockholder Matters,” and the matters contemplated by this Section 5.7(a)(ii) are referred to herein as, the “Other Parent Stockholder Matters,” and such meeting, the “Parent Stockholders’ Meeting”).

(b) The Parent Stockholders’ Meeting shall be held as promptly as practicable after the filing of the Definitive Proxy Statement with the SEC. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Laws. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may make one or more successive postponements or adjournments of the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of sixty (60) calendar days in connection with any postponements or adjournments.

(c) Parent agrees that, subject to Section 5.7(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and the Other Parent Stockholder Matters and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters and the Other Parent Stockholder Matters (the recommendation of the Parent Board with respect to the Parent Stockholder Matters being referred to as the “Parent Board Recommendation”). Neither the Parent Board nor any committee thereof shall (x) withhold, amend, qualify, withdraw or modify (and the Parent Board or any committee thereof shall not resolve to or publicly propose to withhold, amend, qualify, withdraw or modify) the Parent Board Recommendation in a manner adverse to the Company; (y) within 10 Business Days’ of the Company’s written request to do so, fail to recommend after the commencement of an Acquisition Proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock, against acceptance of such tender offer or exchange offer by its stockholders (which request may only be made once with respect to any such Acquisition Proposal and each material modification thereto) or (z) following the public disclosure of an Acquisition Inquiry or Acquisition Proposal, fail to publicly reaffirm, within five Business Days of a written request therefor by the Company, the Parent Board Recommendation (the actions set forth in the foregoing clauses (x), (y) and (z), collectively, a “Parent Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in Section 5.3(a) of this Agreement, if at any time prior to the approval of the Parent Stockholder Matters at the Parent Stockholders’ Meeting by the Required Parent Stockholder Vote:

(i) if Parent has received a written Acquisition Proposal (which Acquisition Proposal did not arise in connection with a material breach of Section 5.3) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change if and only if all of the following apply: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company prior written notice of its intention to consider making a Parent Board Adverse Recommendation Change at least three (3) Business Days prior to making any such Parent Board Adverse Recommendation Change (a “Determination Notice”) (which notice shall not constitute a Parent Board Adverse Recommendation Change); and (C) (1) Parent shall have provided to the Company a copy of such Acquisition Proposal in accordance with Section 5.3(b), (2) Parent shall have given the Company the three (3) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Parent Board Adverse Recommendation Change would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.7(d)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal and require a new Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.

(ii) other than in connection with an Acquisition Proposal, the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company a Determination Notice at least three (3) Business Days prior to making any such Parent Board Adverse Recommendation Change; and (C) (1) Parent shall have specified the Parent Change in Circumstance in reasonable detail, (2) Parent shall have given the Company the three (3) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the

Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.7(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Parent Change in Circumstance and require a new Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.

(iii) For the avoidance of doubt, the obligations of Parent under Section 5.3(a) and Section 5.3(b) shall not be impacted by the occurrence of a Parent Adverse Recommendation Change.

(e) Nothing contained in Section 5.3(a) shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders; that Parent Board determines in good faith, after consultation with its outside legal counsel, is required under applicable securities Laws; provided that in each of cases (i) and (iii) in no event shall Parent make a Parent Board Adverse Recommendation Change (but, for clarity, the communication described in the foregoing clause (ii) shall be deemed to not constitute a Parent Board Adverse Recommendation Change for all purposes hereunder).

5.8 Stockholder Approval.

(a) As expeditiously as possible (and in any event within one (1) Business Days) following the filing of the preliminary Proxy Statement, the Company shall mail or otherwise distribute the Disclosure Statement, in a form reasonably acceptable to Parent, to the Company Stockholders, and shall promptly inform Parent of the date on which such Disclosure Statement (including the notices contained therein) was sent to the Company Stockholders. The Disclosure Statement shall include, among other things, (i) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Company Equityholders, the escrow arrangements and the authority of the Company Equityholder Representative, and a statement that the adoption of this Agreement by the stockholders of the Company shall constitute approval of such terms), (ii) a copy of this Agreement, (iii) the Company Financial Statements, (iv) a description of any interested persons or interested transactions with respect to the Merger and this Agreement, (v) a statement that appraisal rights are available for the shares of Company Stock pursuant to Section 262 of the DGCL and a copy of such Section 262, (vi) such other information as may be required by Rules 502 or 506 of Regulation D promulgated under the Securities Act, and (vii) pursuant to Section 228 of the DGCL, a written notice to all stockholders of the Company that did not execute such Written Consent informing them that this Agreement and the Merger were adopted and approved by the stockholders of the Company. The Parent and its counsel shall be given an adequate opportunity to review and comment on the Disclosure Statement, and the Company shall reflect all reasonable comments of Parent or its counsel thereon. As expeditiously as possible following the execution of this Agreement, and in any event by 5:00 p.m., New York City time, on the Business Day immediately following the date of this Agreement, the Company shall use reasonable best efforts to secure Written Consents from Company Stockholders necessary to secure the Company Stockholder Approval. As expeditiously as possible following the receipt of the Company Stockholder Approval, the Company shall deliver to Parent a certificate executed on behalf of the Company by its Secretary and certifying that the Company Stockholder Approval has been obtained.

(b) The Company shall ensure that the Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading (provided that the Company shall not be responsible for the accuracy or completeness of any information concerning Parent or the Transitory Subsidiary furnished by Parent in writing for inclusion in the Disclosure Statement).

(c) The Parent shall ensure that any information furnished by Parent to the Company in writing for inclusion in the Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.9 Access to Information. During the Pre-Closing Period, the parties shall (and shall cause each of their respective Subsidiaries to) afford the officers, attorneys, accountants, tax advisors, lenders and other authorized representatives of the other party reasonable access upon reasonable notice and during normal business hours and without unreasonable interference with the operation of the business of the party to all personnel, offices, properties, books and records of the party and the Subsidiaries, so that the other party may have full opportunity to make such investigation as it shall desire to make of the management, business, properties and affairs of said party and the Subsidiaries. The parties shall (and shall cause each Subsidiary to) furnish to the other party such financial and operating data and other information as to the business of said party and the Subsidiaries as the other party shall reasonably request. Notwithstanding the foregoing, nothing herein will require a party or its Subsidiaries to (i) provide the other party with access or information that said party is expressly prohibited by applicable Law from granting or disclosing, or (ii) take any action that would, in the advice of counsel, constitute a waiver of the attorney-client privilege or the attorney work product privilege in the event of a legal proceeding with the other party; provided, that in the event that a party or any Subsidiary relies on this sentence to withhold access or disclosure, said party shall, to the extent permitted by Law and the protection of such attorney-client privilege, promptly notify the other party of the nature of the withheld information and provide the other party of a reasonable opportunity to seek an appropriate remedy or waive compliance with the terms of this Agreement.

5.10 Closing Efforts; Legal Conditions to the Merger; Third-Party Consents.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties (other than the Company Equityholder Representative) shall use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement to be completed at Closing as promptly as practicable, including using its reasonable best efforts to ensure that the conditions to the obligations of the other parties to consummate the Merger are satisfied. The Company shall use reasonable best efforts to take all actions and to all things necessary, proper or advisable to exercise the Drag Right, and such other actions as may reasonably be requested by Parent.

(b) Each party (other than the Company Equityholder Representative) shall use its reasonable best efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in in this Agreement, Parent shall not be obligated (i) to commence or defend any Legal Proceeding required to obtain any such waiver, permit, consent, approval or other authorization or (ii) to sell or dispose of or hold separately (through a trust or otherwise) any assets or businesses of Parent or its Affiliates.

(c) During the Pre-Closing Period, the Company shall use its reasonable best efforts to obtain all such waivers, consents or approvals from third parties, and to give all such notices to third parties, in each case as are required to be listed in Section 3.4(b) or (c) of the Company Disclosure Schedule; provided that the Company shall not be required to incur any cost, liability or obligation, amend any agreement or relinquish any rights prior to the Closing in connection with obtaining any such waiver, consent or approval.

5.11 Public Disclosure. No party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other parties; provided, however, that (a) the Company and each of the Company Equityholders acknowledge and agree that Parent (i) may issue, without the approval of any other party, an initial joint press release with respect to this Agreement and the matters contemplated hereby, in form and substance mutually agreed by Parent and the Company, (ii) intends to publicly file this Agreement with the SEC, and (iii) may seek confidential treatment under applicable SEC rules with respect to certain matters and terms contained in this Agreement; (b) Parent or the Company may make any public disclosure it believes in good faith is required by applicable Law or stock market rule (in which case the disclosing party shall use reasonable best efforts to advise the other party and provide them with a copy of the proposed disclosure prior to making the disclosure); (c) Parent and its Affiliates shall not be bound by the provisions of this Section 5.11 following the Closing Date; and (d) following Closing and the public announcement of the Merger, the Company Equityholder Representative shall be permitted to publicly announce that it has been engaged to serve as the Company Equityholder Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein.

5.12 Tax Classification of Transitory Subsidiary. Parent agrees that, during the Pre-Closing Period, it shall not, and shall not authorize any of its Representatives to elect to treat the Transitory Subsidiary as an association taxable as a corporation for U.S. federal income tax purposes.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Parent and the Transitory Subsidiary. The obligation of each of Parent and the Transitory Subsidiary to consummate the Merger is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of Parent:

(a) no judgment, order, decree, stipulation or injunction shall be in effect that would reasonably be expected to (i) prevent consummation of the transactions contemplated by this Agreement, or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation of such transaction;

(b) the Fundamental Representations contained in Article III shall have been true and correct in all material respects (or, in the case of Section 3.2, in all respects subject only to de minimis exceptions) as of the date of this Agreement and shall be true and correct in all material respects (or, in the case of Section 3.2, in all respects subject only to de minimis exceptions) on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects (or, in the case of Section 3.2, in all respects subject only to de minimis exceptions) as of such date); the representations and warranties of the Company contained in this Agreement (other than the Fundamental Representations contained in Article III) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date);

(c) the Company shall have performed or complied with, in all material respects, its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(d) there shall have occurred no Change since the date of this Agreement that, individually or taken together with all other Changes, has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(e) Parent shall have received copies of Written Consents evidencing that this Agreement and the Merger have received the Company Stockholder Approval;

(f) the number of Dissenting Shares, together with the number of shares of Company Stock eligible to become Dissenting Shares, shall not exceed eight percent (8%) of the number of outstanding shares of Company Stock as of the Effective Time;

(g) Parent shall have received evidence, in form and substance reasonably satisfactory to Parent, that the Company has, at its own expense, obtained all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, set forth on Schedule 6.1(g);

(h) each of the Company Stockholders receiving shares of Parent Common Stock as part of the Aggregate Consideration shall have executed and delivered (i) a Support and Joinder Agreement and (ii) Investor Questionnaires;

(i) Parent shall have received evidence, in form and substance reasonably satisfactory to Parent, that each of the Company’s Investor Agreements has been terminated, in each case without any liability to the Company or any Subsidiary;

(j) Parent shall have received copies of the resignations, effective as of the Closing and in form and substance reasonably satisfactory to Parent, of each director of the Company and its Subsidiaries (other than any such resignations which Parent designates, by written notice to the Company, as unnecessary) from their director positions (but not employment, as applicable);

(k) Parent shall have received a release, in form and substance reasonably satisfactory to Parent, executed by each Person to whom any portion of the Employee Amount is paid at Closing;

(l) each of the University of Florida Amendments shall remain in full force and effect;

(m) each of the Executive Employment Agreements executed by the executives listed on Schedule 1 shall remain in full force and effect;

(n) Parent shall have received the items contemplated to be delivered by the Company in accordance with Section 2.1(d)(i);

(o) Parent shall have received the Company Certificate, and shall have received certificates of good standing of the Company and its Subsidiaries in their jurisdictions of organization and the various foreign jurisdictions in which they are qualified, certified charter documents and certificates as to the incumbency of officers and the adoption of authorizing resolutions); and

(p) Parent shall have obtained the Required Parent Stockholder Vote.

6.2 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Company:

(a) the representations set forth in Sections 4.1, 4.2(a) and 4.4 shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of

Parent and the Transitory Subsidiary contained in this Agreement (other than the representations set forth in Sections 4.1, 4.2(a) and 4.4) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded);

(b) each of Parent and Transitory Subsidiary shall have performed or complied, in all material respects, with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(c) no judgment, order, decree, stipulation or injunction shall be in effect, that would reasonably be expected to (i) prevent consummation of the transactions contemplated by this Agreement, or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation of such transaction;

(d) the Company shall have received the Parent Certificate;

(e) there shall have occurred no Change since the date of this Agreement that, individually or taken together with all other Changes, has had, or would reasonably be expected to have, a Parent Material Adverse Effect;

(f) the shares of the Parent Common Stock issuable to the Company Stockholders as provided for in Article II shall have been approved for listing on Nasdaq, subject to official notice of issuance;

(g) each of the Executive Employment Agreements executed by the executives listed on Schedule 1 shall remain in full force and effect;

(h) Parent shall have made the payments contemplated to be delivered by Parent in accordance with Section 2.1(d)(ii); and

(i) Parent shall have obtained the Required Parent Stockholder Vote.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification by the Company Equityholders. The Company Equityholders shall, on a several and not joint basis in accordance with their respective Pro Rata Shares, defend and indemnify the Parent in respect of, and hold it harmless against and will compensate and reimburse the Parent for, any and all Damages incurred or suffered by any Parent Indemnified Party (regardless of whether such Damages relate to any Third Party Action) arising or resulting from, relating to or constituting:

(a) any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of the Company contained in Article III of this Agreement;

(b) any failure to perform any covenant or agreement of the Company contained in this Agreement;

(c) the following Taxes: (i) any Taxes of the Company or any Subsidiary due and payable for, or allocated in accordance with Section 8.4(b) to, any taxable period (or portion thereof) ending on or before the Closing Date; including any unpaid Taxes of the Company and any Subsidiaries for which payment has been deferred under Section 2302 of the CARES Act, IRS Notice 2020-65 or any corresponding applicable federal, state or local Laws; (ii) any Taxes for which the Company or any Subsidiary has any liability under Treasury Regulation Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Laws as a result of being a member of an affiliated, consolidated, combined, unitary or similar group on or prior to the Closing Date; (iii) any Taxes for which the Company or any Subsidiary has any liability as a transferee or successor, pursuant to any contractual obligation or otherwise, which Tax is attributable to the operations of the Company or any Subsidiary on or prior to the Closing Date or an event or transaction occurring before the Closing; and (iv) any Transfer Taxes payable by the Company Equityholders pursuant to Section 8.4(a)(iii);

(d) Closing Indebtedness, to the extent in excess of the amounts, if any, included in the calculation of the Aggregate Consideration (accounting for the threshold set forth in such definition);

(e) any inaccuracy in the Allocation Schedule; or

(f) any Fraud on the part of the Company in connection with the transactions contemplated by this Agreement.

7.2 Indemnification by the Parent. Subject to the terms and limitations set forth in this Article VII, from and after the Effective Time, the Parent shall, indemnify the Company Equityholders in respect of any and all Damages incurred or suffered by any Equityholder Indemnified Party (regardless of whether such Damages relate to any Third Party Action) resulting from, relating to or constituting:

(a) any breach as of the date of this Agreement or as of the Closing Date of any representation or warranty of the Parent or Transitory Subsidiary contained in Article IV of this Agreement;

(b) any failure to perform any covenant or agreement of Parent or Transitory Subsidiary contained in this Agreement; or

(c) any Fraud on the part of the Parent or Transitory Subsidiary, in each case, in connection with the transactions contemplated by this Agreement.

7.3 Indemnification Claims.

(a) An Indemnified Party shall give written notification to the Indemnifying Party of the commencement of any Third Party Action. Such notification shall be given within 20 calendar days after receipt by the Indemnified Party of the notice of such Third Party Action, and shall describe in reasonable detail (to the extent then known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed damages. No delay or failure on the part of an Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such delay or failure. Within 20 calendar days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided that (i) the Indemnifying Party may only assume control of such defense if (A) it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Damages for which the Indemnified Party shall be indemnified pursuant to this Article VII, and (B) an adverse resolution of the Third Party Action would not have a material adverse effect on the goodwill or reputation of the Indemnified Party or the business, operations or future conduct of the Indemnified Party and (ii) the Indemnifying Party may not assume control of the defense of any Third Party Action involving Taxes, any Governmental Entity or criminal liability or in which equitable relief is sought. If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified Party shall control such defense. The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action. The reasonable and documented out of pocket fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (x) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 7.3(a) or (y) to the extent the Indemnifying Party assumes control of such defense and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Action. The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Indemnified Party shall not be required if the Indemnifying Party, agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Indemnified Party from further liability and has no other adverse effect on the Indemnified Party. Except as provided in Section 7.3(e), the Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(b) In order to seek indemnification under this Article VII, the Indemnified Party shall deliver a Claim Notice to the Company Equityholder Representative (acting on behalf of the Company Equityholders in the case of indemnification sought against the Company Equityholders) and Parent (in the case of indemnification sought against the Parent).

(c) Within 20 calendar days after delivery of a Claim Notice by Company Equityholder Representative, the applicable Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party, shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount, (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount. If no Response is delivered within such 20-day period, the Indemnifying Party shall be deemed to have agreed that all of the Claimed Amount is owed to the Indemnified Party. Acceptance by the Indemnified Party of partial payment of any Claimed Amount shall be without prejudice to the Indemnified Party’s right to claim the balance of any such Claimed Amount.

(d) Any Dispute shall be resolved in accordance with Section 11.9.

(e) Notwithstanding anything else in this Agreement, neither party shall have the right to set off, in whole or in part, against any obligation or payment it owes to the other party under this Agreement, amounts owed or claimed in good faith to be owed by a to any other party pursuant to this Agreement.

(f) Without limitation of Section 2.4, the Company Equityholder Representative shall have full power and authority on behalf of each Company Equityholder (as an Indemnifying Party and an Indemnified Party) to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Company Equityholders under this Article VII. The Company Equityholder Representative shall have no liability to any Company Equityholders for any action taken or omitted on behalf of the Company Equityholders pursuant to this Article VII.

(g) Any Damages owed by a Company Equityholder pursuant to the terms and conditions of this Article VII, shall be payable, at the election of each individual Company Equityholder, in cash or by delivery (in book-entry form) of that number of shares of Parent Common Stock then beneficially owned of record by such Company Equityholder, with the value of such shares of Parent Common Stock so surrendered to be equal to the greater of (x) the volume-weighted average price, rounded to four decimal points, of shares of Parent Common Stock on NASDAQ (as reported on Bloomberg L.P. under the function “VWAP”) over the five (5) consecutive trading day period ending two (2) full trading days prior to the date of such surrender and (y) the Parent Closing Stock Price (appropriately adjusted for any stock splits, stock dividends, reorganizations or other similar events).

7.4 Survival.

(a) Unless otherwise specified in this Section 7.4 or elsewhere in this Agreement, all provisions of this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and shall continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations; provided, however, that, except with respect to claims based on Fraud or as otherwise specified in this Section 7.4, all representations and warranties shall expire on the date 12 months following the Closing Date; provided further, however, that the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4(a), 3.22, 4.1, 4.2(a), 4.4 (collectively, the “Fundamental Representations”) shall survive until the date that is 60 days after the expiration of the longest statute of limitations applicable to the subject matter of the applicable representation or warranty. Claims for indemnification under Section 7.1 shall be subject to the following time limitations: (i) any claim for indemnification pursuant to Section 7.1(a) must be made on or before the expiration of the applicable representation or warranty; (ii) any claim for indemnification pursuant to Section 7.1(b) must be made on or before 60 days after the expiration of the statute of limitations applicable to the applicable covenant or, in the case of the covenant set forth in Section 5.1, the first anniversary of the Closing Date; (iii) any claim for indemnification pursuant to Section 7.1(c) must be made on or before 60 days after the expiration of the applicable statute of limitations; (iv) any claim for indemnification pursuant to Section 7.1(d) must be made on or before the 120th day following the Closing Date; (v) any claim for indemnification pursuant to Section 7.1(e) must be made on or before 60 days after the expiration of the applicable statute of limitations; and (vi) and any claim for indemnification pursuant to Section 7.1(f) must be made on or before the third anniversary of the Closing Date. The parties further acknowledge that the time periods set forth in this Article VII for the assertion of claims under this Agreement are the result of arms’ length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties. As such, it is the express intent of the parties hereto that, if an applicable survival period as contemplated by this Section 7.4(a) is shorter than the statute of limitations that would otherwise apply, then, by contract, the applicable statute of limitations shall be reduced to the survival period contemplated hereby.

(b) If the Parent delivers to the Company Equityholder Representative or the Company Equityholder Representative delivers to the Parent, as applicable, before expiration of a representation, warranty, covenant or agreement, either a Claim Notice based upon a breach of such representation, warranty, covenant or agreement or an Expected Claim Notice based upon a breach of such representation, warranty, covenant or agreement then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Parent or the Company Equityholder Representative, the Parent or the Company Equityholder Representative, as applicable, shall promptly so notify the Company Equityholder Representative or the Parent, as applicable.

7.5 Limitations.

(a) With respect to claims for Damages arising under Section 7.1(a) and, to the extent relating to breaches of the covenant contained in Section 5.1 or Section 7.1(b), the Company Equityholders shall not be liable for any such Damages until the aggregate amount of all such Damages exceeds $2,000,000 (the “Company Basket Amount”) (at which point the Company Equityholders shall become liable for all such Damages in excess of the Company Basket Amount); provided that the limitation set forth in this sentence shall not apply to (i) claims based on Fraud or Willful Breach or (ii) any claim pursuant to Section 7.1(a) relating to a breach of any of the Fundamental Representations set forth in Article III other than those set forth in Section 3.22, to which, for the avoidance of doubt, the Company Basket Amount will apply.

(b) With respect to claims for Damages arising under Section 7.2(a) and, to the extent relating to breaches of the covenant contained in Section 5.2 or Section 7.2(b), the Parent shall not be liable for any such Damages until the aggregate amount of all such Damages exceeds $2,000,000 (the “Parent Basket Amount”) (at which point the Parent shall become liable for all Damages under Section 7.2(a) in excess of the Parent Basket Amount); provided that the limitation set forth in this sentence shall not apply to (1) claims based on Fraud or (2) any claim pursuant to Section 7.2(a) relating to a breach by Parent or Transitory Subsidiary of any of the Fundamental Representations set forth in Article IV.

(c) Except for claims based on Fraud and claims for breaches of Fundamental Representations, the aggregate liability of the Company Equityholders for Damages under Section 7.1(a) and, to the extent relating to breaches of the covenant contained in Section 5.1, or Section 7.1(b), shall not in the aggregate exceed the Non-Fundamental Cap. Except for claims based on Fraud , Willful Breach and for breaches of Fundamental Representations, the aggregate liability of the Parent for Damages under Section 7.2(a), to the extent relating to breaches of the covenant contained in Section 5.2, or Section 7.2(b), shall not exceed the Non-Fundamental Cap.

(d) Except for claims based on Fraud with respect to the Person who committed such Fraud, the aggregate liability of each Company Equityholder for Damages under this Article VII shall not exceed the aggregate amount of Aggregate Consideration such Company Equityholder actually received pursuant to this Agreement determined based on the Parent Closing Stock Price. Except in the case of Fraud with respect to the Person who committed such Fraud, with respect to any claim for Damages arising under Section 7.1, the liability of each Company Equityholder shall not exceed such Company Equityholder’s Pro Rata Share of such Damages.

The aggregate liability of the Parent for Damages under this Article VII shall not exceed an amount equal to (a) the Base Shares multiplied by (b) the Parent Closing Stock Price.

(e) No Company Equityholder shall have any right of contribution against the Company or the Surviving Corporation with respect to any breach by the Company of any of its representations, warranties, covenants or agreements; provided that notwithstanding anything in this Section 7.5(e) to the contrary, nothing in this Agreement shall reduce or eliminate any Person’s right to indemnification under the Company’s or the Surviving Corporation’s articles of incorporation or bylaws or right to recover under any applicable insurance policies.

(f) From time to time prior to the Closing Date, Company shall have the right (but not the obligation) to update the Company Disclosure Schedules for developments occurring after the date of this Agreement and which the Company did not have Knowledge of prior to the date of this Agreement.

(g) Each Party acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the other Party. No Person shall be entitled to indemnification under this Article VII for any matter that would otherwise give rise to a claim for indemnification to the extent it had actual knowledge of such matter prior to the execution of this Agreement.

(h) Except as set set forth in the precedent clause (g), the rights to indemnification set forth in this Article VII shall not be affected by (i) any investigation conducted by or on behalf of any Person or any knowledge acquired (or capable of being acquired) by any Person, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder, or (ii) any waiver by Parent or the Company of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

(i) Notwithstanding anything to the contrary in this Agreement, for purposes of determining the amount of Damages for which any Parent Indemnified Party may be entitled to indemnification under this Article VII (but not for purposes of determining whether there has been a breach of any representation or warranty set forth in Article III), each such representation or warranty (other than the representations and warranties set forth in clause (a) of Section 3.6) shall be deemed to have been made without any qualifications or limitations as to materiality (including any qualifications or limitations made by reference to a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable).

(j) Except with respect to claims based on Fraud or for specific performance, after the Closing, the rights of the parties under this Article VII shall be the exclusive remedy of the parties with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement of the other parties contained in this Agreement. For the avoidance of doubt, nothing herein shall restrict or limit the ability of a Person to bring a claim against or otherwise seek recovery or remedies from another Person in respect of Fraud committed by such Person.

(d) Each Indemnified Party acknowledges and agrees that it is bound by and shall comply with its applicable legal duties (under Delaware law) to mitigate Damages, for which such Indemnified Party may be entitled to indemnification pursuant to this Agreement. The amount of any Damages for which indemnification is provided under this ARTICLE VII shall be reduced by any related recoveries to which the Indemnified Party is entitled under insurance policies or other related payments received or receivable from third parties actually received (calculated net of any actual collection costs and reasonable recovery expenses) by the Indemnified Party or any of its Affiliates. An Indemnified Party shall use commercially reasonable efforts to pursue, and to cause its Affiliates to pursue, all insurance or other third-party claims to which it may be entitled in connection with any Damages it incurs.

(e) Except to the extent expressly contemplated by this Article VII (by virtue of a claim made pursuant to one of the enumerated subsections of Section 7.1), the Company Equityholders shall have no liability or obligation under this Article VII with respect to any Company Transaction Litigation.

(f) Any payments made to a party pursuant to this Article VII shall be treated as an adjustment to the Aggregate Consideration for Tax purposes to the extent permitted by Law.

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1 Proprietary Information. From and after the Closing, the Key Company Equityholders receiving a portion of the Aggregate Consideration and each of their respective Affiliates shall not disclose or make use of any information, the Surviving Corporation or the Subsidiaries that is not generally known by, nor easily learned or determined by, persons outside the Company (collectively referred to herein as “Proprietary Information”) including, but not limited to: (a) research and development; (b) software systems, computer programs and source codes; (c) sources of supply; (d) identity of specialized consultants and contractors; (e) purchasing, operating and other cost data; (f) trade secrets, intellectual property, know-how, and clinical and regulatory data and information; and (g) employee or service provider information, including all such information recorded in manuals, memoranda, projections, reports, minutes, plans, drawings, sketches, designs, data, specifications, software programs and records, whether or not legended or otherwise identified as Proprietary Information, as well as such information that is the subject of meetings and discussions and not recorded. Proprietary Information shall not include such information that the Key Company Equityholders can demonstrate (a) is generally available to the public (other than as a result of a disclosure by a Key Company Equityholder), (b) was disclosed to the Company Stockholders by a third party under no obligation to keep such information confidential, or (c) was independently developed by the Key Company Equityholders without reference to Proprietary Information and such Proprietary Information does not relate to a Competitive Business. Notwithstanding the foregoing, the Key Company Equityholders shall have no obligation hereunder to keep confidential any of the Proprietary Information to the extent disclosure thereof is required by Law; provided, however, that in the event disclosure is required by Law, the Key Company Equityholders shall use best efforts to provide the Parent with prompt advance notice of such requirement so that the Parent may seek an appropriate protective order. Each Key Company Equityholder agrees that the remedy at Law for any breach of this Section 8.1 would be inadequate and that the Parent or the Surviving Corporation shall be entitled to injunctive relief, without the requirement of posting any bond or other security, in addition to any other remedy it may have upon breach of any provision of this Section 8.1.

8.2 No Claims. Effective as of the Closing, each Key Company Equityholder receiving a portion of the Aggregate Consideration, by its execution and delivery of this Agreement, the Written Consent and/or a Support and Joinder Agreement, hereby (a) waives any and all rights of indemnification, contribution and other similar rights against the Company, the Surviving Corporation or any Subsidiary (whether arising pursuant to any charter document of the Company, the Surviving Corporation or any Subsidiary, any contract, applicable Law or otherwise) arising out of the representations, warranties, covenants and agreements contained in this Agreement and/or out of the negotiation, execution or performance of this Agreement, and agrees that any claim of the Parent, whether for indemnity or otherwise, may be asserted directly against the Key Company Equityholders or any Key Company Equityholder (solely to the extent, and subject to the limitations, provided in this Agreement), without any need for any claim against, or joinder of, the Company, the Surviving Corporation or any Subsidiary and (b) forever waives, releases and discharges (and hereby agrees to cause each of its representatives to forever waive, release and discharge) with prejudice the Company, the Surviving Corporation and each Subsidiary from any and all claims, rights (including rights of indemnification, contribution and other similar rights, from whatever source, whether under contract, applicable Law or otherwise), causes of action, protests, suits, disputes, orders, obligations, debts, demands, proceedings, contracts, agreements, promises, liabilities, controversies, costs, expenses, fees (including attorneys’ fees), or damages of any kind, arising by any means (including subrogation, assignment, reimbursement, operation of law or otherwise), whether known or unknown, suspected or unsuspected, accrued or not accrued, foreseen or unforeseen, or mature or unmature related or with respect to, in connection with, or arising out of, directly or indirectly, any event, fact, condition, circumstance, occurrence, act or omission that was in existence (or that occurred or failed to occur) at or prior to the Closing; provided, however, this clause (b) shall not be construed as releasing (a) any party from its obligations otherwise expressly set forth in this Agreement or any agreement delivered pursuant hereto or (b) the Company, the Surviving Corporation or any Subsidiary from (i) their respective obligations under the indemnification provisions expressly set forth in their respective Organizational Documents or any contract as in effect on the date hereof (including with respect to any Company Transaction Litigation and/or Parent Transaction Litigation) or (ii) any obligation to pay to any Person any wages or benefits arising in the Ordinary Course of Business solely from such Person’s employment with the Company, the Surviving Corporation or a Subsidiary. Each Company Stockholder hereby expressly waives any and all provisions, rights and benefits conferred by §1542 of the California Civil Code (or any similar, comparable or equivalent provision or law of any applicable jurisdiction) which section provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

8.3 Indemnification. For a period of six (6) years after the Closing Date, the Surviving Corporation shall not amend, repeal or otherwise modify any provisions of its certificate of incorporation or bylaws concerning indemnification, exculpation or limitation of liability of directors, officers, fiduciaries or agents of the Company in any manner that would affect adversely the rights thereunder of persons who, prior to the Closing Date, were directors, officers, employees, fiduciaries or agents of the Company, except to the extent required by applicable Law and except for any such change that would not affect the application of such provisions to acts or omissions of such individuals prior to the Closing (including, for the avoidance of doubt, with respect to any Company Transaction Litigation and/or any Parent Transaction Litigation. Notwithstanding anything to the contrary in the certificate of incorporation, bylaws of the Company, the Surviving Corporation or any Subsidiary or any provision in any indemnification or other agreement to which any of them is a party or by which any of them is bound, (a) no exculpation or other provision in the certificate of incorporation or bylaws of the Company, the Surviving Corporation or any Subsidiary or any such agreement shall be deemed to exculpate any such person from its obligations under this Agreement and (b) no person shall be entitled to indemnification or reimbursement or advancement of expenses under any provision of the certificate of incorporation or bylaws of the Company, the Surviving Corporation or any Subsidiary or any such agreement for any matter for which any Parent Indemnified Party is entitled to indemnification pursuant to this Agreement.

8.4 Tax Matters.

(a) Preparation and Filing of Tax Returns; Payment of Taxes.

(i) The Company, at its expense, shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns of the Company and its Subsidiaries required to be filed (taking into account extensions) prior to the Closing Date. Such Tax Returns shall be prepared in a manner consistent with the Company’s past practice.

(ii) The Parent shall prepare and timely file or shall cause to be prepared and timely filed all other Tax Returns for the Company and its Subsidiaries. Any Tax Return of the Company or any Subsidiary to be prepared and filed for taxable periods beginning on or before the Closing Date and ending after the Closing Date shall be prepared on a basis consistent with the last previous similar Tax Return except as required by applicable Law.

(iii) Any transfer, sales, use, stamp, conveyance, real property transfer, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including, without limitation, notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be paid fifty percent (50%) by the Company Equityholders and fifty percent (50%) by the Parent when due, provided, however, if any penalties and interest are solely attributable to the actions or activities of only one of the parties, then such penalties and interest will be borne by the party whose actions or activities resulted in such penalties and interest. The party required by Law to do so will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other party shall, and shall cause their affiliates to, join in the execution of any such Tax Returns and other documentation. The parties shall cooperate in timely providing each other with such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns with respect to, any Transfer Taxes.

(b) Allocation of Certain Taxes.

(i) The Parent and the Company Equityholders agree that if the Company or any Subsidiary is permitted but not required under applicable foreign, state or local Tax Laws to treat the Closing Date as the last day of a taxable period, the Parent and the Company Equityholders shall treat such day as the last day of a taxable period.

(ii) The amount of any Taxes for a Straddle Period allocable to the portion of such period ending on the Closing Date shall be deemed to equal (i) in the case of Taxes that (x) are based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (other than Transfer Taxes described in Section 8.4(a)), the amount which would be payable if the taxable year ended with the Closing Date, and (ii) in the case of other Taxes imposed on a periodic basis (including property Taxes), the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period. For purposes of computing the Taxes attributable to the two portions of a taxable period pursuant to this Section 8.4(b)(ii), the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two portions of the period in proportion to the number of days in each portion.

(c) Cooperation on Tax Matters; Tax Audits.

(i) The Parent and the Company Equityholders and their respective Affiliates shall cooperate in the preparation of all Tax Returns and the conduct of all Tax audits or other administrative or judicial proceedings relating to the determination of any Tax for any Tax periods for which one party could reasonably require the assistance of the other party in obtaining any necessary information.

(ii) The Parties generally agree to notify each other of Tax Audits or contests for which the other party may reasonably be expected to be liable pursuant to an indemnification provision).

(d) Termination of Tax Sharing Agreements. All Tax sharing agreements or similar arrangements with respect to or involving the Company or any Subsidiary shall be terminated prior to the Closing Date.

8.5 Private Placement. The Company shall use commercially reasonable efforts to cause each of the Persons receiving Aggregate Consideration in the form of shares of Parent Common Stock to provide all documentation, including the Investor Questionnaires, reasonably requested by the Parent to allow the Parent to issue the Parent Common Stock to such holders in a manner that satisfies the requirements of Rule 506 of Regulation D under the Securities Act or Rule 902 of Regulation S, including certifications to the Parent, that each (a) such holder is and will be, as of the Effective Time, an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act) and as to the basis on which such holder is an accredited investor; and (ii) that the Parent Common Stock is being acquired for such holder’s account for investment only and not with a view towards, or with any intention of, a distribution or resale thereof for at least a period of six (6) months following the Closing or (b) such holder is not a “U.S. person” within the meaning of Regulation S, Rule 902, promulgated by the SEC under the Securities Act.

8.6 280G Covenant. The Company shall use commercially reasonable efforts to obtain a waiver from each “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to the Company who would reasonably be expected to receive or have received any payment or benefits that would constitute a “parachute payment” (within the meaning of Section 280G(b)(2)(A) of the Code) of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits” and, each such waiver, a “280G Waiver”) so that all remaining payments and/or benefits, if any, shall not be “excess parachute payments” (within the meaning of Section 280G of the Code), and, not less than three (3) Business Days prior to the Closing Date, the Company shall submit to a stockholder vote, in a manner that is intended to satisfy the stockholder approval requirements under Section 280G(b)(5)(B) of the

Code and the Treasury Regulations promulgated thereunder, the right of any such “disqualified individual” (as defined in Section 280G(c) of the Code) that has entered into a 280G Waiver to receive or retain such Waived 280G Benefits. Such vote shall establish such disqualified individuals’ right to the payment or other compensation if approved by the Company Stockholders. In addition, the Company shall provide adequate disclosure to Company Stockholders that hold voting Company Stock of all material facts concerning all payments to any such disqualified individual that, but for such vote, could be deemed “parachute payments” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. At least four (4) Business Days prior to the vote, the Parent and its counsel shall be given the right to review and comment on all documents required to be delivered to the Company Stockholders in connection with such vote and any required disqualified individual waivers or consents, and the Company shall accept all reasonable comments of the Parent or its counsel thereon. The Parent and its counsel shall be provided copies of all documents executed by the stockholders and disqualified individuals in connection with the vote.

8.7 Post-Closing Directors and Officers of Parent. Parent shall cause, effective as of the Effective Time, the Parent Board to be composed of twelve members, which shall consist of the board of directors of Parent as of immediately prior to the Effective Time plus two additional directors specified on Schedule 8.7. Furthermore, the parties shall take all necessary action so that the Persons listed in Schedule 8.7 under the headings “Officers”, are elected or appointed, as applicable, to the positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

8.8 Registration Rights. Company Equityholders who (a) are receiving shares of Parent Common Stock as part of the Aggregate Consideration and (b) who become party to the Registration Rights Agreement on or prior to Closing (either by executing the Registration Rights Agreement as of the date hereof or who executed joinders thereto prior to Closing), shall be entitled to certain resale registration rights pursuant to, and in accordance with, the Registration Rights Agreement.

8.9 Transaction Litigation.

(a) In the event that any litigation related to this Agreement or the Transactions is brought, or, to Parent’s Knowledge, threatened, against Parent, any members of Parent’s Board or any party to the Parent Support Agreement (such litigation, “Parent Transaction Litigation”), Parent shall promptly notify the Company of such Parent Transaction Litigation and shall keep the Company reasonably informed with respect to the status thereof. Parent shall give the Company a reasonable opportunity to participate in the defense or settlement (at the Company’s sole expense and subject to a customary joint defense agreement) of any Parent Transaction Litigation and shall consider in good faith the Company’s advice with respect to such Parent Transaction Litigation; provided that Parent shall in any event control such defense in its sole discretion and the disclosure of information to the Company in connection therewith shall be subject to the provisions of Section 5.9; provided, further, that Parent shall not settle or agree to settle any Parent Transaction Litigation without prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) In the event that any litigation related to this Agreement or the Transactions is brought or to the Company’s Knowledge, is threatened, against the Company, any members of the Company’s Board or any party to a Support and Joinder Agreement from and following the date of this Agreement and prior to the Effective Time (such litigation, “Company Transaction Litigation”), the Company shall promptly notify Parent of such Company Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Company Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Company Transaction Litigation; provided that the Company shall in any event control such defense in its sole discretion and the disclosure of information to Parent in connection therewith shall be subject to the provisions of Section 5.9; provided, further, that the Company shall not settle or agree to settle any Company Transaction Litigation without prior written consent of Parent or (which consent shall not be unreasonably withheld, conditioned or delayed).

8.10 Payment of 2022 Incentive Compensation. Parent will take all action necessary to pay to each Company employee that becomes an employee of Parent or its Subsidiaries following the Effective Time and continues to be an employee of Parent or its Subsidiaries as of the applicable payment date consistent with the immediately following sentence (or, if employment is terminated prior to such payment date, continues to be an employee of Parent or its Subsidiaries as of January 1, 2023), one hundred percent (100%) of that employee’s 2022 annual cash bonus, to the extent not paid by the Company prior to Closing, at target as that target was established by the Company and set forth in Section 8.10 of the Company Disclosure Schedules attached to this Agreement executed on or about the date hereof. This cash bonus shall be paid at the same time that Parent would ordinarily pay annual incentive compensation to its employees, but in no event later than February 28, 2023.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or, subject to the terms hereof, after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent, the Transitory Subsidiary and the Company; or

(b) by either Parent or the Company if the Merger shall not have been consummated by the Outside Date; provided, however, that the right to terminate this Agreement under this Section this Section 9.1(b) shall not be available to a party if the failure of the Merger to have been consummated on or before the Outside Date was primarily due to the failure of such party to perform any of its material obligations under this Agreement; or

(c) by either Parent or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party if the issuance of such order, decree, ruling or the taking of such action was primarily due to the failure of such party to perform any of its material obligations under this Agreement; or

(d) by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.1(b) or 6.1(c) not to be satisfied and (ii) shall not have been cured or waived within 60 days following receipt by the Company of written notice of such breach or failure to perform from Parent; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Parent if Parent or the Transitory Subsidiary then in material breach of any representation, warranty or covenant set forth in this Agreement; or

(e) by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or the Transitory Subsidiary set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.2(a) or 6.2(b) not to be satisfied and (ii) shall not have been cured or waived within 60 days following receipt by Parent of written notice of such breach or failure to perform from the Company; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to the Company if the Company is then in material breach of any representation, warranty or covenant set forth in this Agreement; or

(f) by the Company if a Parent Triggering Event shall have occurred; or

(g) by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the requisite Parent Stockholder Vote; or

(h) by Parent, if the Company Stockholder Approval shall not have been obtained prior to 5:00 p.m., New York time, on the first (1st) Business Day immediately following the date of this Agreement.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, Article XI and the definitions of the defined terms in such Sections (including the definitions of such defined terms in Article X) shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for willful and intentional fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Fees and Expenses.

(a) Except as otherwise expressly provided herein (including in this Section 9.3), Parent will pay all fees and expenses (including legal and accounting fees and expenses) incurred by it in connection with the transactions contemplated hereby and the Company Transaction Expenses shall be paid by the Company Equityholders.

(b) If:

(i) (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(d) or Section 9.1(g) and (B) an Acquisition Proposal with respect to Parent shall have been publicly announced or disclosed to Parent or the Parent Board after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn), and (C) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to or consummates an Acquisition Proposal; or

(ii) this Agreement is terminated by the Company pursuant to Section 9.1(f);

then Parent shall pay to the Company an amount equal to $310,000 (a “Company Termination Fee”) within three (3) Business Days of the termination of this Agreement or, in the cause of clause (i) above, the date of the applicable triggering event and Parent shall reimburse the Company for all reasonable out of pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $750,000, by wire transfer of same day funds within five Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such expenses.

(c) Any Company Termination Fee or expense reimbursement due under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then such Party shall (i) reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 9.3 and (ii) pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(d) The Parties agree that, (i) subject to Section 9.2, payment of the fees and expenses set forth in this Section 9.3 shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall Parent be required to pay the Company Termination Fee on more than one occasion and (ii) following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Transitory Subsidiary or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary,

Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Transitory Subsidiary and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(e) Each of the parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable Party in the circumstances in which such amount is payable.

9.4 Amendment. Prior to the Effective Time, this Agreement may be amended by Parent and the Company, by action taken or authorized by their respective Boards of Directors, at any time before or after receipt of the Company Stockholder Approval, but, after receipt of the Company Stockholder Approval no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed (a) in the case of an amendment of any of Section 2.4, Section 2.6, Article VII, Article VIII, this Article IX, Article X and Article XI, on behalf of each of the parties hereto, and (b) in the case of an amendment of any other provision of this Agreement, on behalf of Parent and the Company.

9.5 Extension; Waiver. (a) At any time prior to the Effective Time, Parent and the Company, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein; (b) any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party; (c) such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver; and (d) the failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE X

DEFINITIONS

For purposes of this Agreement, each of the following terms has the meaning set forth below.

“280G Waiver” has the meaning set forth in Section 8.6.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Subsidiaries, on the one hand, or by or on behalf of Parent or any of its Subsidiaries, on the other hand, to the other Party) contemplating or otherwise relating to or that would reasonably be interpreted to lead to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to a Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act.

“Aggregate Consideration” means (x) $1,000 in cash and (y) a number of shares of Parent Common Stock equal to (a) the Base Shares, less (b) a number of shares of Parent Common Stock equal to (i) the amount by which the aggregate amount of Closing Indebtedness exceeds $3,000,000, divided by (ii) the Parent Closing Stock Price; provided that in the event of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Stock), reorganization, recapitalization or other like change with respect to Parent Stock that has a record date after the date of this Agreement and on or before the payment to the Company Equityholders of the shares of Parent Common Stock comprising the Aggregate Consideration and that is not fully reflected in the calculation of the Aggregate Consideration, the calculation of Aggregate Consideration shall be adjusted, as applicable and appropriate, to fully reflect such event.

“Agreed Amount” means part, but not all, of the Claimed Amount.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Allocation Schedule” means the schedule attached hereto as Schedule AS (as such schedule may be updated, corrected, amended or modified in accordance with Section 2.7(a) from time to time), setting forth (a) the Company’s calculations of the Base Shares and Aggregate Consideration (and the components thereof), and (b) for each Company Equityholder: (i) the name and address for such Company Equityholder; (ii) the number of shares of each class of Company Stock held as of the Closing Date by such Company Equityholder; (iii) to the extent such Company Equityholder holds shares of Company Preferred Stock, the number of shares of Company Common Stock issuable upon conversion of the shares of each such series of Company Preferred Stock (assuming such conversion occurs as of immediately prior to the Effective Time) in accordance with the Company Certificate of Incorporation; (iv) the number of shares of Company Common Stock subject to Company Equity Awards outstanding immediately prior to the Effective Time (after giving effect to the full acceleration of vesting in connection with the transactions contemplated by this Agreement or otherwise) held by such Company Equityholder (and, if applicable, the exercise price or measurement price thereof); (v) the amount to be paid to such Company Equityholder pursuant to Section 2.1(c) and pursuant to Section 2.5; (vi) the portion of the Aggregate Consideration attributable to such Company Equityholder’s Company Stock and Company Equity Awards; (vii) whether such Company Equityholder is an “accredited investor” pursuant to Regulation D under the Securities Act and/or not a “U.S. Person” within the meaning of Rule 902 of Regulation S of the Securities Act; and (c) such Company Equityholder’s expected Pro Rata Share, expressed as a percentage.

“Anti-Bribery Laws” has the meaning set forth in Section 3.18.

“Base Shares” means such number of shares of Parent Common Stock (rounded to the nearest whole share) equal to fifteen percent (15%) of outstanding shares of Parent Common Stock as of immediately following the Closing (and for the avoidance of doubt, before giving effect to the issuance of any securities in the PIPE Financing), calculated on a fully diluted basis using the treasury stock method (including, for clarity, calculated by disregarding any then out-of-the-money outstanding stock options or warrants of the Parent based on the Parent Closing Stock Price and treating any awards or grants that are subject to vesting at such time as being fully vested, settled and outstanding at such time to the extent such awards are not out-of-the-money). An illustrative calculation of the Base Shares is set forth on Schedule B.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in Wilmington, Delaware or New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.

“CERCLA” means the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Certificate” means a certificate which as of immediately prior to the Effective Time represented outstanding shares of Company Stock.

“Certificate of Merger” has the meaning set forth in Section 1.1(a).

“Change” means any change, event, circumstance or development.

“Claim Notice” means written notification which contains (a) a description of the Damages incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (b) a statement that the Indemnified Party is entitled to indemnification under Article VII for such Damages and a reasonable explanation of the basis therefor, and (c) a demand for payment in the amount of such Damages.

“Claimed Amount” means the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party and set forth in a Claim Notice.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means (a) a date to be specified by Parent, which shall be no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than the delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing) or (b) such other date as may be mutually agreed to by the Company and the Parent.

“Closing Indebtedness” means all Indebtedness of the Company and its Subsidiaries to the extent outstanding at the Effective Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Company Basket Amount” has the meaning set forth in Section 7.5.

“Company Board” means the board of directors of the Company.

“Company Certificate” means a certificate delivered by the Company, signed on behalf of the Company by the President and the Chief Financial Officer of the Company, to the effect that each of the conditions specified in paragraphs (b) and (f) of Section 6.1 are satisfied.

“Company Certificate of Incorporation” means the certificate of incorporation of the Company, as amended or restated from time to time and in effect immediately prior to the Effective Time.

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Disclosure Schedule” means the Company Disclosure Schedule provided by the Company to the Parent on the date hereof.

“Company Employee” means any employee (whether current or former) of the Company or any Subsidiary.

“Company Equity Award” means each Company Option and Company Restricted Stock Award outstanding as of immediately prior to the Effective Time.

“Company Equityholder” means any holder of Company Stock or Company Equity Awards as of immediately prior to the Effective Time.

“Company Equityholder Representative” has the meaning set forth in the first paragraph of this Agreement.

“Company Financial Statements” means:

(a) the consolidated audited balance sheets, statements of operations and comprehensive loss, statements of convertible preferred stock and stockholders’ deficit and statements of cash flows of the Company as of the end of and for each of the fiscal years ended December 31, 2020 and 2021, as certified without qualification by Ernst & Young LLP, the Company’s independent public accountants; and

(b) the consolidated unaudited balance sheets of the Company for any interim periods after December 31, 2021, including at June 30, 2022, and the related consolidated unaudited statements of operations and comprehensive loss, statements of convertible preferred stock and stockholders’ deficit and statements of cash flows for each of the months then ended.

“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company’s Knowledge,” “Knowledge of the Company” and words of similar effect means the actual knowledge of each of the individuals identified in Schedule K-1, in each case after due and reasonable inquiry of their respective direct reports.

“Company Licensed Intellectual Property” means all Intellectual Property that is, or is purported to be, licensed to the Company or any Subsidiary by any third party.

“Company Material Adverse Effect” means any Change that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Changes resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business or economic conditions generally affecting the industry in which the Company and its Subsidiaries operate, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism (including cyberterrorism), earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19) and related or associated epidemics, disease outbreaks and any governmental or industry responses thereto (including quarantine restrictions), (c) changes in financial, banking, securities markets, or general economic, regulatory, legislative or political conditions (including changes in interest or exchange rates), (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (e) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, (f) matters disclosed in the Company Disclosure Schedules, (g) the failure of Company to meet internal expectations or projections or the results of operations of the Company in and of itself (it being understood, however, that any Change causing or contributing to such failure may be taken into account in determining whether a

Company Material Adverse Effect has occurred, unless such Changes are otherwise excepted from this definition) or (h) resulting from the taking of any action required to be taken by this Agreement, except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate (and then only the amount of such disproportionate impact shall be taken into account).

“Company Option” means an option to purchase Company Common Stock issued by the Company pursuant to the Company Stock Plan.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any Subsidiary, in whole or in part.

“Company Plan” means any Employee Benefit Plan in respect of any employees, independent contractors, directors, officers or shareholders of the Company or any Subsidiary that are sponsored or maintained by the Company or any Subsidiary or with respect to which the Company or any Subsidiary is required to make payments, transfers or contributions or has or may have any actual or potential liability.

“Company Preferred Stock” means the Series A-1 Preferred Stock, $0.0001 par value per share, of the Company and the Series A-2 Preferred Stock, $0.0001 par value per share, of the Company.

“Company Registrations” means Intellectual Property Registrations that are registered or filed in the name of the Company or any Subsidiary, alone or jointly with others.

“Company Restricted Stock Award” means each award of restricted Company Common Stock that is unvested as of immediately prior to the Effective Time.

“Company Source Code” means the source code for any Software included in the Customer Offerings or Internal Systems or other confidential information constituting, embodied in or pertaining to such Software.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stock Plan” means the 2019 Equity Incentive Plan.

“Company Stockholder” means each holder of Company Stock as of immediately prior to the Effective Time.

“Company Stockholder Approval” means the adoption of this Agreement and the approval of the Merger, by execution of Written Consents, by (a) a majority of the votes represented by the outstanding shares of Company Stock entitled to vote on this Agreement and the Merger (on a converted to Company Common Stock basis), (b) more than 67% of the votes represented by the outstanding shares of Company Preferred Stock entitled to vote on this Agreement and the Merger (collectively, the “Company Stockholder Matters”), and (c) more than 67% of the votes represented by the outstanding shares of Preferred Stock, constituting the

“Selling Investors” and, together with the approval of the Company’s board of directors, the “Electing Holders” (in each case as defined under the Company Voting Agreement, as amended through the date hereof, specifically approving a Sale of the Company in accordance with and pursuant to Section 3 of the Company Voting Agreement, with the effects set forth therein (the “Drag Right”).

“Company Stockholder Matters” has the meaning set forth in the definition of “Company Stockholder Approval”.

“Company Termination Fee” has the meaning set forth in Section 9.3(b).

“Company Transaction Expenses” means all costs and expenses of the Company or any Subsidiary incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including any brokerage fees and commissions, finders’ fees or financial advisory fees and any fees and expenses of counsel or accountants payable by the Company or Subsidiary.

“Company Voting Agreement” means the Company’s Voting Agreement, dated as of October 21, 2020, by and among the Company and the investors party thereto.

“Confidentiality Agreement” means the Amended and Restated Confidentiality Agreement dated December 9, 2021 between the Company and the Parent.

“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement.

“Contract” has the meaning set forth in Section 3.12(a).

“Controlling Party” means the party controlling the defense of any Third Party Action.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or any other applicable Law, order or recommendations of a Governmental Entity, or any applicable directive or guidance from any applicable industry group widely followed by the party’s industry peer companies in response to COVID-19.

“Customer Offerings” means (a) the products (including Software and Documentation) that a party or any Subsidiary of such party (i) currently develops, manufactures, markets, distributes, makes available, sells or licenses to third parties, or (ii) has developed, manufactured, marketed, distributed, made available, sold or licensed to third parties within the previous six years, or (iii) currently plans to develop, manufacture, market, distribute, make available, sell or license to third parties in the future and (b) the services that a party or any Subsidiary to such party (i) currently provides or makes available to third parties, or (ii) has provided or made available to third parties within the previous six years, or (iii) currently plans to provide or make available to third parties in the future.

“Damages” means any and all claims, diminution in value, monetary damages, fines, fees, penalties, interest obligations, losses and reasonable and documented out of pocket expenses (including amounts paid in settlement, interest, court costs, reasonable and documented out of pocket costs of investigators, reasonable and documented out of pocket fees and expenses of attorneys, accountants, financial advisors and other experts, and other reasonable and documented out of pocket expenses of litigation, arbitration or other dispute resolution procedures); provided that Damages shall not include any consequential damages that were not reasonably foreseeable (except to the extent actually paid to a third party), any lost profits or damages calculated as a multiple of EBITDA or any punitive damages (except to the extent actually paid to a third party).

“Definitive Proxy Statement” means the definitive proxy statement to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting and filed with the SEC on Schedule 14A.

“Determination Notice” has the meaning set forth in Section 5.7(d)(i).

“DGCL” means the Delaware General Corporation Law, as amended.

“Disclosure Statement” means a written information statement containing the information prescribed by Section 5.8(a).

“Dispute” means the dispute resulting if the Company Equityholder Representative in a Response disputes the liability of the Company Equityholders for all or part of a Claimed Amount.

“Dissenting Shares” means shares of Company Stock held as of the Effective Time by a Company Stockholder who has not voted such shares of Company Stock in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the DGCL and not effectively withdrawn or forfeited prior to the Effective Time.

“Documentation” means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

“DOL” has the meaning set forth in Section 3.15(e).

“Drag Right” has the meaning set forth in the definition of Company Stockholder Approval.

“Effective Time” has the meaning set forth in Section 1.1(b).

“Employee Amount” means all amounts payable to current or former employees or service providers of the Company pursuant to (a) any bonus plan implemented by the Company or any Subsidiary in connection with the transactions contemplated by this Agreement, including any unpaid bonus, commission, nonqualified deferred compensation obligations or severance or termination obligations that are payable (or that will become payable based on the effectiveness of a release) on or before the Closing, together with the employer portion of any applicable FICA, state, local or foreign payroll Taxes or similar Taxes in respect of any such obligations, or (b) any other change in control bonus plan, severance plan, change of control, retention or similar arrangement of the Company, in each case of this clause (b) payable in connection with the Merger or any of the other transactions contemplated by this Agreement (including amounts payable upon related, concurrent or subsequent termination of services, whether alone or in combination with any other event), but excluding any such amounts that arise as a result of the termination of services of an employee or service provider by Parent or its Subsidiaries after the Closing, plus, in each case, the employer’s share of Taxes payable with respect to all such amounts.

“Employee Benefit Plans” means all (a) “employee benefit plans,” as defined in Section 3(3) of ERISA, together with plans or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA by Section 3(3) of ERISA or another Section of ERISA, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one individual and (b) any other written or oral benefit arrangement or obligation to provide benefits as compensation for services rendered, including employment or consulting agreements (except for agreements that provide termination at no cost to the Company), severance agreements, arrangements, plans or pay policies, stay or retention bonuses or compensation, incentive (including equity or equity-linked) plans, programs or arrangements, patent award programs, sick leave, vacation pay, plant closing benefits, salary continuation or insurance for disability, individual consulting, or other compensation arrangements, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Environmental Law” means any Law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (a) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (b) air, water and noise pollution; (c) groundwater and soil contamination; (d) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (e) transfer of interests in or control of real property which may be contaminated; (f) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (g) the protection of wild life, marine life and wetlands, and endangered and threatened species; (h) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (i) health and safety of employees and other persons. As used above, the term “release” shall have the meaning set forth in CERCLA.

“Equity Interest” means, with respect to any Person, (a) any share, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person and (b) any warrant, purchase right, conversion right, exchange right or other agreement which would entitle any other Person to acquire any such interest in such Person (including share appreciation, phantom share, profit participation or other similar rights).

“Equityholder Indemnified Parties” means the Company Equityholders and their respective Affiliates.

“Equity Award Surrender Agreement” has the meaning set forth in Section 2.5(d).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is, or at any applicable time was, a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any Subsidiary.

“Estimated Closing Adjustment” means the estimated amount of Closing Indebtedness as of the Closing Date delivered with the Estimated Closing Adjustment Statement in accordance with the provisions of Section 2.6.

“Estimated Closing Adjustment Statement” has the meaning set forth in Section 2.6

“Exchange and Paying Agent” means Computershare Trust Company, N.A., in its capacity as exchange and paying agent, or another bank or trust company reasonably and mutually acceptable to Parent and the Company.

“Exchange and Paying Agent Agreement” means an agreement to be entered into at or prior to the Effective Time by the Exchange and Paying Agent and the Parent, governing the disbursement of the Payment Fund.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executive Employment Agreement” has the meaning set forth in the Recitals.

“Expected Claim Notice” means a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, the Parent or the Company Equityholders reasonably expects to incur Damages for which it or they are entitled to indemnification under Article VII.

“Exploit” means develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

“FDA” means the United States Food and Drug Administration.

“Fraud” means intentional common law fraud under Delaware law in the making of the representations and warranties in this Agreement.

“Fundamental Representations” has the meaning set forth in Section 7.4(a).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any federal, state, local or foreign government or any court, arbitrational tribunal, administrative agency or commission or government authority acting under the authority of the federal or any state, local or foreign government.

“Indebtedness” with respect to any Person means (a) any indebtedness or other obligation for borrowed money or under bonds, notes, debentures or similar instruments, letters of credit, acceptance credit or similar facilities, as well as any cash advances; (b) any obligation incurred for all or any part of the purchase price of property or other assets (including earnout, milestone, royalty and similar obligations) or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the Ordinary Course of Business; (c) the face amount of all letters of credit issued for the account of such Person; (d) capitalized lease obligations; (e) all guarantees and similar obligations of such Person with respect to obligations of another Person of the nature described in clauses (a), (b), (c) or (d) above; (f) all bankers acceptances and overdrafts; (g) any unpaid Taxes of the Company and any Subsidiaries for which payment has been deferred under Section 2302 of the CARES Act, IRS Notice 2020-65 or any corresponding applicable federal, state or local Laws; (h) all Employee Amounts; (i) declared but unpaid dividends or distributions; (j) obligations secured by Liens; and (k) all interest, prepayment premiums and penalties, guarantees, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any indebtedness listed in clause (a) above.

“Indemnified Party” or “Indemnified Parties” means the Parent Indemnified Parties or the Equityholder Indemnified Parties, as applicable.

“Indemnifying Party” or “Indemnifying Parties” means the Parent or the Company Equityholders, as applicable.

“Intellectual Property” means the following subsisting throughout the world:

(a) Patent Rights;

(b) Trademarks and all goodwill in the Trademarks;

(c) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors;

(d) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction;

(e) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, including medical, preclinical and clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and

(f) other proprietary rights relating to any of the foregoing (including remedies against past, present and future infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, Trademarks (other than unregistered trademarks, service marks and trade dress), registered copyrights and designs, mask work registrations and applications for each of the foregoing.

“Internal Systems” means the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide), laboratory equipment, reagents, materials and test, calibration and measurement apparatus used by a party or any Subsidiary to such party in their business or operations or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the Customer Offerings, whether located on the premises of a party or any Subsidiary to such party or hosted at a third party site.

“Investor Agreements” means any stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar contract or agreement between the Company and any holders of Company Common Stock, including any such contract or agreement granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights.

“Investor Questionnaire” has the meaning set forth in Section 3.22.

“Key Company Equityholders” means Preceptive Life Sciences Master Fund LTD, Perceptive Xontogeny Venture Fund, LP, Bain Capital Life Sciences Fund II, L.P., BCIP Life Sciences Associates, LP, RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund, L.P.

“Law” means any United States federal, state or local or foreign law, common law, statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any decree, order, injunction, rule, judgment, consent of or by any Governmental Entity, or any Permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

“Lease” means any lease, sublease, license, or occupancy agreement pursuant to which the Company or any Subsidiary leases or subleases from or to another party any real property, or otherwise occupies any real property.

“Legal Proceeding” means any action, suit, proceeding (including administrative proceeding), claim, complaint, hearing, information request, notice of violation, arbitration, inquiry or investigation of or before any Governmental Entity or before any arbitrator.

“Letter of Transmittal” means a letter of transmittal in the form attached hereto as Exhibit F.

“Lien” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of Law), other than (a) mechanic’s, material men’s and similar liens, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Company and its Subsidiaries and (d) liens that, individually or in the aggregate, are not material to the Company and its Subsidiaries, taken as a whole.

“Materials of Environmental Concern” means any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any Law due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Merger” has the meaning set forth in the Recitals.

“Merger Constituent Corporations” has the meaning set forth in the Section 1.1(a).

“Most Recent Balance Sheet” means the unaudited balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” means June 30, 2022.

“Non-controlling Party” means the party not controlling the defense of any Third Party Action.

“Non-Fundamental Cap” means an amount equal to $3,000,000.

“OFCCP” has the meaning set forth in Section 3.15(g).

“Open Source Materials” means all Software, Documentation or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, stockholder agreements, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Outside Date” means January 27, 2023.

“Parent” has the meaning set forth in the first paragraph of this Agreement.

“Parent Board” means the board of directors of Parent.

“Parent Board Adverse Recommendation Change” has the meaning set forth in Section 5.7(c).

“Parent Board Recommendation” has the meaning set forth in Section 5.7(c).

“Parent Disclosure Schedule” means the Parent Disclosure Schedule provided by the Parent to the Company on the date hereof.

“Parent Basket Amount” has the meaning set forth in Section 7.5(b).

“Parent Certificate” means a certificate delivered by the Parent (without qualification as to knowledge, materiality or otherwise), signed on behalf of the Parent by an authorized officer of the Parent, to the effect that each of the conditions specified in clauses (a) and (b) of Section 6.2 is satisfied in all respects.

“Parent Change in Circumstance” means a change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement that was neither known to Parent or the Parent Board nor reasonably foreseeable on, or prior to, the date of this Agreement.

“Parent Closing Stock Price” means the VWAP over the five (5) consecutive trading day period ending two (2) full trading days prior to the Closing Date.

“Parent Common Stock” means the common stock, $0.001 par value per share, of the Parent.

“Parent Contract” has the meaning set forth in Section 4.9(a).

“Parent Employee” means any employee (whether current or former) of Parent or any Subsidiary.

“Parent’s Knowledge,” “Knowledge of the Parent” and words of similar effect means the actual knowledge of each of the individuals identified in Schedule K-2 after due and reasonable inquiry of their respective direct reports.

“Parent Indemnified Parties” means the Parent and its Affiliates (including, after the Closing, the Company, the Surviving Corporation and the Subsidiaries).

“Parent Intellectual Property” means the Parent Owned Intellectual Property and the Parent Licensed Intellectual Property.

“Parent Licensed Intellectual Property” means all Intellectual Property that is, or is purported to be, licensed to Parent or any Subsidiary by any third party.

“Parent Material Adverse Effect” means any Change that, considered together with all other Changes, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent; provided, however, that Changes resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business or economic conditions generally affecting the industry in which Parent operates, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism (including cyberterrorism) , earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19) and related or associated epidemics, disease outbreaks and any governmental or industry responses thereto (including quarantine restrictions), (c) changes in financial, banking, securities markets, or general economic, regulatory, legislative or political conditions (including changes in interest or exchange rates), (d) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (e) the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent in and of itself (it being understood, however, that any Change causing or contributing to such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Change are otherwise excepted from this definition); (f) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (g) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, (h) matters disclosed in the Parent Disclosure Schedule or (i) resulting from the taking of any action required to be taken by this Agreement, except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates (and then only the amount of such disproportionate impact shall be taken into account).

“Parent Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Parent or any Subsidiary, in whole or in part.

“Parent Preferred Stock” has the meaning set forth in Section 4.4.

“Parent Registrations” means Intellectual Property Registrations that are registered or filed in the name of Parent or any Subsidiary, alone or jointly with others.

“Parent SEC Reports” has the meaning set forth in Section 4.6.

“Parent Source Code” means the source code for any Software included in the Customer Offerings or Internal Systems or other confidential information constituting, embodied in or pertaining to such Software.

“Parent Stockholder Matters” has the meaning set forth in Section 5.7(a).

“Parent Stockholder Meeting” has the meaning set forth in Section 5.7(a).

“Parent Support Agreement” has the meaning set forth in the Recitals.

“Parent Transaction Litigation” has the meaning set forth in Section 8.9(a).

“Parent Triggering Event” means the occurrence of (a) a Parent Board Adverse Recommendation Change; (b) any Willful Breach of Parent’s obligations under Section 5.3 of this Agreement.

“Patent Rights” means all patents, patent applications (including provisional patent applications), utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues, reexaminations and extensions).

“Payment Certificate” means a certificate, signed by an executive officer of the Company on behalf of the Company, which (a) attaches the Allocation Schedule as a schedule thereto, and (b) certifies to the accuracy thereof.

“Payment Fund” means shares of Parent Common Stock constituting the Aggregate Consideration issued or issuable to Company Equityholders (including shares of Parent Common Stock in any Parent reserve account with the Exchange and Paying Agent) through the Exchange and Paying Agent pursuant to Article II.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permits” means all permits, licenses, registrations, certificates, orders, exemptions, approvals, franchises, variances, clearances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Person” means any natural person, firm, limited liability company, general or limited partnership, association, corporation, unincorporated organization, company, joint venture, trust, Governmental Entity or other entity.

“PIPE Financing” has the meaning set forth in the Recitals.

“PPACA” has the meaning set forth in Section 3.16(h).

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement is terminated in accordance with its terms.

“Pro Rata Share” means, with respect to each Company Stockholder, the percentage amount obtained by dividing (i) the Aggregate Consideration actually paid to him, her or it pursuant to this Agreement by (ii) the Aggregate Consideration actually paid to all Company Stockholders pursuant to this Agreement, in each case as reflected on the Allocation Schedule.

“Proprietary Information” has the meaning set forth in Section 8.1.

“Proxy Statement” means the proxy statement to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated the date hereof, and the related Joinder attached thereto as an exhibit, attached hereto as Exhibit J.

“Regulatory Authorities” means the FDA, EMA or any other Governmental Entity in another country or jurisdiction that is a counterpart to the FDA and holds responsibility for granting regulatory approval for a product, or otherwise regulating the research, development or commercialization of a product, in such country, and any successor(s) thereto.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Required Parent Stockholder Vote” means the affirmative vote of a majority of the votes cast is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Stockholder Matters.

“Response” means a written response containing the information provided for in Section 7.3(c).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Subsidiary” means, with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Person (or another Subsidiary of such Person) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders than the terms of the Contemplated Transactions.

“Support and Joinder Agreement” means the Support and Joinder Agreement attached hereto as Exhibit G.

“Surviving Corporation” has the meaning set forth in Section 1.1(a).

“Surviving Corporation Certificate of Incorporation” means the certificate of incorporation of the Company, as amended or restated from time to time and in effect immediately prior to the Effective Time.

“Tax” or “Taxes” means any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, escheat, windfall profits, customs duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to or related to such items.

“Tax Returns” means any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

“Third Party Action” means any Legal Proceeding by a Person other than a party for which indemnification may be sought by the Parent under Article VII.

“Trademarks” means all registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

“Transfer Taxes” has the meaning set forth in Section 8.4(a)(iii).

“Transitory Subsidiary” has the meaning set forth in the first paragraph of this Agreement.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“University of Florida Amendments” means (a) the Second Amendment to License No. A19111, dated as of August 9, 2022, (b) the First Amendment to License No. A19110, dated as of August 23, 2022, (c) the First Amendment to License Agreement No. A20082, dated as of August 23, 2022, (d) the First Amendment to License Agreement No. A19820, dated as of August 23, 2022, (e) the First Amendment to License Agreement No. A19819, dated as of August 23, 2022, and (f) the First Amendment to License Agreement No. A19818, dated as of August 23, 2022, each with the University of Florida Research Foundation and attached hereto as Exhibit I.

“USCIS” has the meaning set forth in Section 3.15(e).

“VWAP” means the volume-weighted average price, rounded to four decimal points, of shares of Parent Common Stock on NASDAQ (as reported on Bloomberg L.P. under the function).

“Waived 280G Benefits” has the meaning set forth in Section 8.6.

“WARN Act” has the meaning set forth in Section 3.15(h).

“Willful Breach” means an intentional and material breach of this Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such act would cause or constitute such material breach and result in the consequences caused by such material breach.

“Work Permit” has the meaning set forth in Section 3.15(e).

“Written Consent” shall mean a written consent of the stockholders of the Company in the form attached hereto as Exhibit H.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

(a) if to the Parent or the Transitory Subsidiary or (after the Effective Time) the Company, to:

Solid Biosciences Inc.

500 Rutherford Avenue, Third Floor

Charlestown, MA

Attention: Chief Executive Officer

Email copy: [**]

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

New York, New York 10007

Attention:       Christopher D. Barnstable-Brown, Esq.

               Caroline Dotolo, Esq.

Email copy:   [**]

              [**]

(b) if (prior to the Effective Time) to the Company, to:

AavantiBio, Inc.

245 First Street Riverview II, 18th Floor

Cambridge, MA 02142

Attention: Chief Executive Officer

Email copy: [**]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

Attention:         Asher M. Rubin

                  John H. Butler

Email copy:     [**]

                 [**]

(c) if to any Company Equityholder or the Company Equityholder Representative, to:

[**]

Attention: Doug Swirsky

Telecopy: [**]

Email copy: [**]

11.2 Entire Agreement. This Agreement (including the schedules and exhibits hereto and the documents and instruments referred to in this Agreement that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

11.3 Third-Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except that the Parent Indemnified Parties shall be third-party beneficiaries of Article VII.

11.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the Parent or the Transitory Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one (1) or more of their Affiliates; provided, that such transfer or assignment shall not relieve the Parent or the Transitory Subsidiary of its primary liability for its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to the Parent or the Transitory Subsidiary. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

11.5 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

11.6 Counterparts and Signature. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one (1) and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic transmission.

11.7 Interpretation. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date of this Agreement” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) the descriptive headings and table of contents included herein are included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a contract or agreement mean such contract or agreement as amended or otherwise supplemented or modified from time to time; (h) references to a Person are also to its permitted successors and assigns; (i) references to an “Article,” “Section,” “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (j) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (k) references to a federal, state, local or foreign Law include any rules, regulations and delegated legislation issued thereunder; (l) references to “Party” or “party” refer to a party to this Agreement and (m) references to accounting terms used and not otherwise defined herein have the meaning assigned to them under GAAP. When reference is made in this Agreement to information that has been “made available” to the Parent, that shall consist of only the information that was (i) contained in the Company’s electronic data room no later than 5:00 p.m., Eastern time, on the second (2nd) Business Day prior to the date of this Agreement or (ii) delivered to the Parent or its counsel prior to the date of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. If any date on which a party is required to make a payment or a delivery pursuant to the terms hereof is not a Business Day, then such party shall make such payment or delivery on the next succeeding Business Day. Time shall be of the essence in this Agreement.

11.8 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed in all respects, including validity, interpretation, and effect, by and construed in accordance with the internal Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any claim, controversy or dispute) without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

11.9 Remedies.

(a) Except as otherwise expressly provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one (1) remedy will not preclude the exercise of any other remedy.

(b) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the party seeking such remedy has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity.

11.10 Confidentiality. The parties acknowledge that the Parent and the Company have previously executed the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein. Each of the Company Equityholders who are or become bound hereby, including by execution and delivery of a Support and Joinder Agreement, Equity Award Surrender Agreement, Letter of Transmittal and/or Written Consent, agree not to, directly or indirectly, disclose the existence or terms of this Agreement or any other agreement contemplated hereby or any other information regarding this Agreement, the Merger or any of the other matters contemplated hereby, including any terms of this Agreement with respect to which the Parent has sought confidential treatment under applicable SEC rules, except, in each case to the extent such information is or becomes generally known to the public (other than as a result of a disclosure by the Company (prior to the Closing) or any Company Equityholders).

11.11 Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court, and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto waives any defense of improper venue or inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8.1. Nothing in this Section 11.11, however, shall affect the right of any party to serve legal process in any other manner permitted by Law. Nothing in this Section 11.11 shall limit the right of a party to seek injunctive relief under Section 11.9(b) in any applicable jurisdiction.

11.12 Amendment. This Agreement may not be amended except by an instrument in writing making specific reference to this Agreement and signed on behalf of each of the parties hereto (including the Company Equityholder Representative following the Closing).

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PARENT:

SOLID BIOSCIENCES INC.

By:	/s/ Ilan Ganot
Name: Ilan Ganot
Title: President and Chief Executive Officer

TRANSITORY SUBSIDIARY:

GREENLAND MERGER SUB LLC

By:	/s/ Ilan Ganot
Name: Ilan Ganot
Title: President and Chief Executive Officer

COMPANY:

AAVANTIBIO, INC.

By:	/s/ Bo Cumbo

Name:	Bo Cumbo

Title:	President and Chief Executive Officer

COMPANY EQUITYHOLDER REPRESENTATIVE:

DOUG SWIRSKY,

Solely in his capacity as the Company Equityholder Representative

By:	/s/ Doug Swirsky
Name: Doug Swirsky
Title: Company Equityholder Representative